Exhibit 99.1

Stantec

STN
TSX · NYSE

2018 FIRST
QUARTER REPORT

Three Months Ended
March 31, 2018, and 2017

Refine.

2018 FIRST Three Months Ended QUARTER REPORT March 31, 2018, and 2017 Refine.

Table of Contents REPORT TO SHAREHOLDERS I MANAGEMENT’S DISCUSSION AND ANALYSIS Core Business and Strategy M-1 Overall Performance M-2 Highlights – Q1 2018 Results M-2 Results Compared to 2018 Annual Targets M-5 Financial Performance M-6 Summary of Quarterly Results M-18 Statements of Financial Position M-19 Liquidity and Capital Resources M-20 Other M-23 Outlook M-25 Critical Accounting Estimates, Developments, and Measures M-25 Controls and Procedures M-31 Risk Factors M-31 Subsequent Events M-32 Caution Regarding Forward-Looking Statements M-33 UNAUDITED INTERIM CONDENSED    CONSOLIDATED FINANCIAL STATEMENTS Consolidated Statements of Financial Position F-1 Consolidated Statements of Income (Loss) F-2 Consolidated Statements of Comprehensive (Loss) Income F-3 Consolidated Statements of Shareholders’ Equity F-4 Consolidated Statements of Cash Flows F-5 Notes to the Unaudited Interim Condensed Consolidated Financial Statements F-6

Brucejack Mine
Stewart, British Columbia
ENERGY & RESOURCES

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

Communities are fundamental. Whether We’re designers, engineers, scientists, and around the corner or across the globe, they project managers, innovating together at the provide a foundation, a sense of place and of intersection of community, creativity, and belonging. That’s why at Stantec, we always client relationships. Balancing these priorities design with community in mind. results in projects that advance the quality of life in communities across the globe. We care about the communities we serve—because they’re our communities too. This Stantec trades on the TSX and the NYSE allows us to assess what’s needed and under the symbol STN. Visit us at stantec.com connect our expertise; to appreciate nuances or find us on social media. and envision what’s never been considered; to bring together diverse perspectives so we can collaborate toward a shared success.

Report to Shareholders

First Quarter Result Highlights

Our Q1 18 results show that our performance is on track, with organic revenue growth in all our geographies and improvement over our Q4 17 results. In fact, we have now achieved four consecutive quarters of Company-wide gross and net organic revenue growth; plus, our adjusted diluted earnings per share has climbed 5% over Q1 17. These results show that we are well positioned to take advantage of economic opportunities when and where they occur. We do this by leveraging our good reputation, solid client relationships, and local expertise to win important projects, large and small, in all the regions where we operate.

Construction Services experienced gross organic retraction this quarter and an EBITDA loss. Some issues we had last quarter continued this quarter, particularly those relating to certain waste-to-energy projects in the United Kingdom. Even so, Construction Services has won significant projects in the United States in our core areas of expertise. We’re also more actively overseeing the construction business, adding staff to provide better project controls and hands-on leadership. We recently announced that we will be performing a strategic review of Construction Services to review ways to optimize its value and provide the best prospects for employees, clients, and shareholders.

Continuing to perform well, our Consulting Services business secured project wins worldwide, including the Warragamba Dam near Sydney, Australia, and the Mid-Breton Sediment Diversion Project along the Mississippi River in the United States. In Canada, our Consulting Services business achieved good gross revenue and net revenue growth this quarter compared to the first quarter of 2017; all business operating units except Environmental Services achieved organic net revenue growth. Our US Consulting Services experienced organic gross and net revenue growth, which was offset by a strengthening Canadian dollar and the Innovyze divestiture. Our Global Consulting Services business also grew, driven by the mining sector in our Latin America region and our Water business operating unit in the Middle East.

Our Focus in 2018

In 2018, we are focused on maintaining our strong client relationships, earning new clients, and implementing new and improved measures to ensure we execute our projects with excellence. We also remain focused on operational effectiveness. This quarter’s results, including a 2% drop in administrative and marketing expenses as a percentage of net revenue, have already improved our efficiency—and our earnings per share this quarter.

2017 Sustainability Report

I invite readers of this quarterly report to take some time to review our 2017 Sustainability Report, available now at stantec.com. Stantec’s business is built on providing sustainable solutions for our clients and communities, and this report shows how we continually improve the sustainability of our own business, whether we’re reducing our carbon emissions, fostering a more inclusive and rewarding workplace, or managing the business in a way that will sustain profitability and growth in the decades ahead.

i

The Year Ahead

I am so proud of the great work accomplished by our immensely talented and innovative employees. They’re creating communities and discovering new ways to improve quality of life around the world every day. Their expertise and drive will ensure we make steady progress this year toward achieving our new business objective of becoming a top-tier global design and delivery firm—an iconic global brand that world-leading clients want for their projects.

On behalf of Stantec’s management, I’m grateful to our employees, clients, and shareholders. Your support has helped us grow the Company into a respected top 10 global design firm and will keep us moving forward to the top-tier status we’re working to achieve. Thank you.

Gord Johnston

President & CEO

May 9, 2018

ii

Management’s Discussion and Analysis

May 9, 2018

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2018, dated May 9, 2018, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2018; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2017 Annual Report filed on February 22, 2018; and the Report to Shareholders contained in our 2018 First Quarter Report.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2018, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2017, except for the adoption of IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9). A description of these new standards and their impact on our financial position and results of operations is described in note 4 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2018 (incorporated here by reference) and in the Critical Accounting Estimates, Developments, and Measures section of this report (herein referred to as the “Definition section”).

All amounts shown in this report are in Canadian dollars, unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. By integrating our expertise, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

We have refined our long-standing business objective—to be a top 10 global design firm. Having achieved that goal, we now seek to maintain our position in the top 10, plus be a top-tier global design and delivery firm, not only ranked by size but also assessed qualitatively based on our capabilities and perception in the marketplace. We expect to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the first quarter of 2018 from those described on pages M-2 and M-12 to M-21 of our 2017 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis March 31, 2018	M-1	Stantec Inc.

Overall Performance

Our Q1 18 results were positively impacted by organic revenue growth in all geographies, resulting in four consecutive quarters of gross and net organic revenue growth. Our focus on operational efficiencies resulted in improved utilization, and our cost-reduction efforts led to reduced administrative expenses. In the quarter, we completed two acquisitions—ESI Limited (ESI) on March 23, 2018, and Occam Engineers Inc. (OEI) on March 30, 2018, expanding our footprint in the global market and building our branding in the US market.

The following table summarizes our key results for Q1 18 compared to Q1 17:

	Quarter Ended March 31
(In millions of Canadian dollars, except per share amounts and percentages)	2018 $	2017 $	Change $	% Increase

Gross revenue	1,281.7	1,276.3	5.4	0.4%
Net revenue	876.6	870.8	5.8	0.7%
EBITDA (note)	90.3	89.7	0.6	0.7%
Adjusted EBITDA (note)	90.4	89.9	0.5	0.6%
Net income	36.8	(58.0)	94.8	163.4%
Adjusted net income (note)	47.8	45.8	2.0	4.4%
EPS - basic	0.32	(0.51)	0.83	162.7%
EPS - diluted	0.32	(0.51)	0.83	162.7%
Adjusted EPS – basic (note)	0.42	0.40	0.02	5.0%
Adjusted EPS – diluted (note)	0.42	0.40	0.02	5.0%
Dividends declared per common share	0.1375	0.1250	0.0125	10.0%

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures (discussed in the Definitions section of our 2017 Annual Report and this report)

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Highlights – Q1 2018 Results

The following tables show our Q1 18 and Q1 17 results in our two service offerings—Consulting Services and Construction Services:

	Quarter Ended March 31, 2018

	Consulting Services		Construction Services			Total

(In millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR		$	% of NR

Gross revenue	1,021.3	126.3%	260.4	384.1%		1,281.7	146.2%
Net revenue	808.8	100.0%	67.8	100.0%		876.6	100.0%
Gross margin	440.5	54.5%	17.0	25.1%		457.5	52.2%
Administrative and marketing expenses	344.2	42.6%	17.4	25.7%		361.6	41.3%
Other expenses	5.3	0.7%	0.3	0.4%		5.6	0.6%

EBITDA (note)	91.0	11.3%	(0.7)	(1.0%	)	90.3	10.3%
Acquisition-related costs						0.1	0.0%

Adjusted EBITDA (note)						90.4	10.3%

note: Adjusted EBITDA and EBITDA are non-IFRS measures (discussed in the Definitions section of this report)

Gross and net revenue were accounted for using IFRS 15 in 2018.

Management’s Discussion and Analysis March 31, 2018	M-2	Stantec Inc.

	Quarter Ended March 31, 2017

	Consulting Services		Construction Services		Total

(In millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR	$	% of NR

Gross revenue	1,004.2	124.8%	272.1	412.3%	1,276.3	146.6%
Net revenue	804.8	100.0%	66.0	100.0%	870.8	100.0%
Gross margin	446.6	55.5%	22.4	33.9%	469.0	53.9%
Administrative and marketing expenses	359.1	44.6%	18.2	27.6%	377.3	43.3%
Other expenses	1.8	0.2%	0.2	0.3%	2.0	0.3%
EBITDA (note)	85.7	10.6%	4.0	6.1%	89.7	10.3%

Acquisition-related costs					0.2	0.0%

Adjusted EBITDA (note)					89.9	10.3%

note: Adjusted EBITDA and EBITDA are non-IFRS measures (discussed in the Definitions section of this report)

Certain figures have been reclassified to conform to the presentation adopted for the current period. Gross and net revenue were accounted for using IAS 11 in 2017.

At the end of Q1 18, we met all our targets for Consulting Services and on a consolidated basis, with the exception of net income as a percentage of net revenue. We missed our targets for Construction Services due to continued UK waste-to-energy project impacts (more fully described below).

Our net income as a percentage of net revenue target was impacted by normal seasonality effects, project performance issues in our Buildings business operating unit, Construction Services waste-to-energy project impacts, and an unrealized fair value impact on our equity securities related to our IFRS 9 accounting policy change (more fully described below). We believe we will achieve our annual targets by the end of the fiscal year.

Gross and net revenue. Gross revenue was up 0.4% to $1,281.7 million and net revenue was up 0.7% to $876.6 million in Q1 18 compared to Q1 17. We had organic gross revenue growth of 1.7% and organic net revenue growth of 2.6%. Organic net revenue growth occurred in both Consulting Services and Construction Services and in all geographies. All business operating units had net revenue organic growth, except Buildings. Energy & Resources continued to show double-digit growth with strong growth in all sectors. Organic growth was partly offset by the impact of foreign exchange and by the 2017 divestiture of Innovyze Inc. (Innovyze), a water software business.

In Consulting Services – Canada, we had strong organic gross revenue growth of 7.9% and organic net revenue growth of 4.3% in Q1 18 compared to Q1 17. We had organic revenue growth in all business operating units, except Environmental Services, which was impacted by seasonal conditions. Buildings and Water business operating units achieved positive growth, and our Community Development, Oil & Gas, and Power sectors had notable revenue growth due to activity on several projects.

In Consulting Services – United States, we had organic growth of 0.9% in Q1 18 compared to Q1 17 for both gross and net revenue. In our Water business operating unit, a change order approved in the quarter resulted in a $3 million recovery on a revenue adjustment recorded in Q4 17 for a major design-build project.

Even with the divestiture of Innovyze in Q2 17, we offset that revenue loss with strong organic revenue growth, particularly in our Environmental Services business operating unit and Mining and Transportation sectors. We expect recent project wins in our Water business operating unit and Transportation sector in the quarter will continue to bolster revenues for the remainder of the year.

In Consulting Services – Global, we achieved organic gross revenue growth of 3.6% and organic net revenue growth of 6.3% in Q1 18 compared to Q1 17. Growth was due to positive market conditions in our Latin America Mining and WaterPower & Dams sectors and our Middle East Water business operating unit. Buildings had organic revenue retraction due to the continued softness in the Middle East and UK markets. The global team has been very

Management’s Discussion and Analysis March 31, 2018	M-3	Stantec Inc.

successful winning major strategic pursuits in Q1 18; the team also has several pending strategic pursuits; we expect the outcome of these to be announced later this year.

Construction Services had organic gross revenue retraction of 3.7% and organic net revenue growth of 2.3% in Q1 18 compared to Q1 17. Our core water business in the United States and United Kingdom is performing well and meeting expectations. The UK Asset Management Programme (AMP) water alternative delivery design-build work experienced a high volume of activity. In Q1 18, we recorded a net impact of $3 million on our UK waste-to-energy projects due to adjustments to estimated costs to complete offset by a claim recovery and the reversal of provisions for liquidated damages. We continue to advance claims against parties believed to be responsible for causing much of the added costs; only a portion of these were recognized as revenue to date.

No significant additional cost adjustments occurred on certain legacy hard-bid projects in Q1 18. Management believes a significant portion of the cost overruns incurred to date on these projects may be recovered; however, the claims process for additional potential recoveries may take a long time to resolve. Hard-bid projects were awarded a number of years ago when Construction Services expanded to take on projects outside of core regional areas of expertise; we have placed a hold on our hard-bid work outside of our established areas.

Gross margin. Gross margin decreased—from 53.9% in Q1 17 to 52.2% in Q1 18—primarily because of cost escalations and extending project life completion dates for certain UK-based waste-to-energy projects in Construction Services (described above). Gross margin for Consulting Services decreased in our Buildings business operating unit primarily due to project execution issues. We anticipate performance in our Buildings operations will improve over the remainder of the year. Our Energy & Resources business operating unit also experienced a lower gross margin because of project mix and competitive pressures. Also, gross margin in our US Water business was impacted by the divestiture of Innovyze, which operated at higher margins.

Administrative and marketing expenses. Administrative and marketing expenses as a percentage of net revenue was lower in Q1 18 compared to Q1 17 mainly due to operational efficiencies, lower integration costs, and improved utilization. In addition, occupancy and discretionary spending decreased as management focused on cost reductions. These decreases were partly offset by a $1.6 million increase in software support, customization costs, and investments in core infrastructure.

EBITDA. EBITDA and adjusted EBITDA as a percentage of net revenue remained consistent in Q1 18 compared to Q1 17. Increases in Consulting Services EBITDA and adjusted EBITDA were offset by a decline in Construction Services, although Construction Services showed improvement from Q4 17. Improvements in administrative and marketing expenses as a percentage of net revenue (described above) were offset by a decline in gross margin. Gross margin decreased in Consulting Services mainly due to project mix, project execution issues in our Buildings business operating unit, and the divestiture of Innovyze, which operated at higher margins.

Other. Amortization of intangibles decreased $1.9 million in Q1 18 compared to Q1 17 due to the Innovyze sale, but was partly offset by a change in the Autodesk licencing structure, which reduced the software’s estimated life and increased amortization expense by $1.3 million. Interest expense decreased $2.0 million due to a decrease in our outstanding long-term debt compared to the same period in the prior year.

Other expenses included an IFRS 9 fair value adjustment of $2.7 million related to unrealized losses on our equity funds that form part of our investments held for self-insured liabilities. Unrealized fair value gains or losses on equity securities were recorded in other comprehensive income until they were realized, at which time they were recorded in income. Because we adopted IFRS 9 (described in the Recent Accounting Pronouncements section), both realized and unrealized gains and losses on our equity securities are required to be recognized in income.

Net Income and EPS. Adjusted net income of $47.8 million was up $2.0 million, or 4.4%, in Q1 18 compared to Q1 17. Net income was $36.8 million in Q1 18 compared to a $58.0 million loss in Q1 17. Q1 17 was impacted by a deferred tax charge of $90.4 million resulting from the announcement of the Innovyze sale (sold on May 5, 2017).

Management’s Discussion and Analysis March 31, 2018	M-4	Stantec Inc.

Both adjusted diluted earnings per share (EPS) and diluted EPS were up from $0.40 in Q1 17 to $0.42 in Q1 18. Our weighted average number of shares decreased from Q1 17 to Q1 18, mainly because we purchased 279,686 common shares at an average price of $32.34 during Q1 18 (pursuant to our Normal Course Issuer Bid).

Dividends. We declared a dividend of $0.1375 per share on February 21, 2018, that was paid on April 12, 2018, to shareholders of record on March 29, 2018. Subsequent to the quarter end, on May 9, 2018, we declared a dividend of $0.1375 per share, payable on July 12, 2018, to shareholders of record on June 29, 2018.

For further details regarding our overall performance, refer to the Financial Performance section of this report.

Other Q1 18 Information

Adoption of New Accounting Standards. Effective January 1, 2018, IFRS 15 and IFRS 9 became effective and were adopted using the modified retrospective approach. Adopting IFRS 15 impacts the way we recognize and record revenue. The impact of the adoption resulted in a $23.9 million reduction to our opening retained earnings at January 1, 2018.

Adopting IFRS 9 impacted the way we classify our financial assets, record fair value gains and losses on our equity securities, record credit loss provisions through an expected credit loss model, and account for debt modifications. The impact of the adoption resulted in a $0.1 million increase to opening retained earnings at January 1, 2018.

The Recent Accounting Pronouncements section explains the overall impact on our financial position and results of operations of adopting IFRS 15 and IFRS 9.

Integration. We continue to make significant progress integrating MWH Global Inc. (MWH). We have deployed key collaboration tools to the majority of the operations. We continue to evaluate and plan for the consolidation of our enterprise platforms for Consulting Services, with the objective of streamlining where practical. We expect to consolidate our Australian and New Zealand operations to our systems by the end of 2018 and other foreign operations in 2019. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business.

Results Compared to 2018 Annual Targets

In the Management’s Discussion and Analysis in our 2017 Annual Report, we established various ranges of expected performance for fiscal year 2018. The following table indicates our progress toward these targets as at March 31, 2018:

	Consulting Services			Construction Services				Total
Measure	Target	Results		Target	Results			Target	Results

Gross margin as % of net revenue	53% to 55%	54.5%	✓	30% to 33%	25.1%		x	52% to 54%	52.2%	✓
Administrative and marketing expenses as % of net revenue	41% to 43%	42.6%	✓	25% to 27%	25.7%		✓	41% to 43%	41.3%	✓
EBITDA as % of net revenue (notes 1 and 2)	11% to 13%	11.3%	✓	7% to 9%	(1.0%	)	x	10% to 12%	10.3%	✓
Net income as % of net revenue								At or above 5%	4.2%	x

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA, divided by net revenue.

note 2: EBITDA is a non-IFRS measure (discussed in the Definitions section of our 2017 Annual Report).

✓   Met or performed better than target.

x   Did not meet target.

At the end of Q1 18, we met our targets for Consulting Services. We met our targets for Construction Services except for gross margin and EBITDA as a percentage of net revenue, which were impacted by downward project revenue adjustments (discussed above). We did not meet our net income as a percentage of net revenue target because of seasonality effects, project issues in our Buildings business operating unit and Construction Services, and an unrealized fair value impact of $2.7 million on equity securities in our investment held for self-insurance. We believe

Management’s Discussion and Analysis March 31, 2018	M-5	Stantec Inc.

we will achieve our annual targets by the end of the fiscal year. Excluding the net impact of the Construction Services project issues of approximately $3 million and unrealized fair value losses on equities securities of $2.7 million, net income as a percentage of net revenue was 4.7%.

Financial Performance

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended March 31		% of Net Revenue			% Increase (Decrease)*
(In millions of Canadian dollars, except percentages)	2018	2017	2018	2017		2018 vs. 2017

Gross revenue	1,281.7	1,276.3	146.2%	146.6%		0.4%
Net revenue	876.6	870.8	100.0%	100.0%		0.7%
Direct payroll costs	419.1	401.8	47.8%	46.1%		4.3%
Gross margin	457.5	469.0	52.2%	53.9%		(2.5%	)
Administrative and marketing expenses	361.6	377.3	41.3%	43.3%		(4.2%	)
Depreciation of property and equipment	12.7	13.9	1.4%	1.6%		(8.6%	)
Amortization of intangible assets	21.6	23.5	2.5%	2.7%		(8.1%	)
Net interest expense	5.6	7.6	0.6%	0.9%		(26.3%	)
Other net finance expense	1.6	2.2	0.2%	0.3%		(27.3%	)
Share of income from joint ventures and associates	(0.3)	(0.7)	0.0%	(0.1%	)	57.1%
Foreign exchange loss (gain)	2.1	1.2	0.2%	0.1%		75.0%
Other (income) expense	2.2	(0.7)	0.3%	0.0%		n/m
Income before income taxes	50.4	44.7	5.7%	5.1%		12.8%
Income taxes	13.6	102.7	1.5%	11.8%		(86.8%	)
Net income	36.8	(58.0)	4.2%	(6.7%	)	163.4%

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

The following sections outline specific factors that affected the results of our operations in the first quarter of 2018 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2018.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Therefore, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze the results in relation to net revenue rather than gross revenue.

The difference between gross revenue and net revenue is larger for construction-related projects than for consulting-related projects since our Construction Services business incurs proportionately higher direct costs. For construction projects, subcontractors provide specialized building services such as earthwork, HVAC, electrical, piping, local craft labor, and design- and engineering-related services. Construction Services direct costs include expenditures for insurance, travel, meals, and purchases of materials and equipment (such as membranes, pumps, steel, concrete, aggregate, pipe, and electrical components) to install into facilities.

Management’s Discussion and Analysis March 31, 2018	M-6	Stantec Inc.

For this analysis and the tables that follow, revenue earned by acquired or divested companies in the first 12 months is initially reported as revenue from acquisitions or divestitures and thereafter reported as organic revenue.

Consulting Services generates approximately 70% of gross revenue in foreign currencies primarily in US dollars. Construction Services generates gross revenue primarily in British pound sterling and US dollars. Fluctuations in these currencies had a $24.1 million negative impact on our gross revenue results in Q1 18 compared to Q1 17 as further described below:

●	The Canadian dollar averaged US$0.76 in Q1 17 and US$0.79 in Q1 18—a 4.0% increase. The strengthening Canadian dollar had a negative effect on gross and net revenue in Q1 18 compared to Q1 17.

●	The Canadian dollar averaged GBP0.61 in Q1 17 and GBP0.57 in Q1 18—a 6.6% decrease. The weakening Canadian dollar had a positive effect on gross and net revenue in Q1 18 compared to Q1 17.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in Q1 18 compared to Q1 17.

Our contract backlog was $5.0 billion at March 31, 2018—$3.8 billion in Consulting Services and $1.2 billion in Construction Services. Backlog increases as a result of project wins and acquisitions completed in the year and may be offset by fluctuations in foreign exchange.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract. Previously, contract backlog was considered a non-IFRS measure. As at January 1, 2018, we adopted IFRS 15, which requires the total value of all secured work to be reported as contract backlog. Before adopting IFRS 15, our backlog was limited to the first 12 to 18 months of secured work. Under the former method, contract backlog at December 31, 2017, was $3.9 billion—$2.8 billion in Consulting Services and $1.1 billion in Construction Services.

Acquisitions

Following is a list of acquisitions completed in 2017 and Q1 18 that impacted our four reportable segments and our five business operating units (within Consulting Services):

CONSULTING SERVICES - BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	MONTH ACQUIRED	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water

Consulting Services - United States
Inventrix	April 2017	●
RNL	July 2017	●
NSR	October 2017			●
OEI	March 2018					●

Consulting Services - Global

RNL	July 2017	●
ESI	March 2018			●

Consideration for acquisitions completed was $14.9 million at Q1 18. We completed the following acquisitions:

●	On March 23, 2018, we acquired all the shares and businesses of ESI Limited (ESI), adding approximately 50 staff to our Company. ESI is based in Shrewsbury, England, and has additional offices in Reading, England, and Cardiff, Wales. ESI provides expertise in ground water, land, and sustainable development.

Management’s Discussion and Analysis March 31, 2018	M-7	Stantec Inc.

●	On March 30, 2018, we acquired certain assets and liabilities of Occam Engineers Inc. (OEI), adding 55 staff to our Company. OEI is based in Albuquerque, New Mexico, and has additional offices in Sante Fe, Roswell, Artesia, Las Cruces, Silver City, and Tucumcari in New Mexico and an office in Houston, Texas. OEI provides expertise in civil engineering, public works, transportation, development engineering, planning and feasibility, program management, water resources, and value analysis.

Gross Revenue by Reportable Segment

The following charts and tables summarize gross and net revenue as well as gross and net revenue growth in our two service offerings and four reportable segments:

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Quarter Ended March 31, 2018	Quarter Ended March 31, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)		% of Organic Growth (Retraction)

Consulting Services
Canada	302.8	281.0	21.8	(0.3)	n/a	22.1		7.9%
United States	569.6	586.1	(16.5)	5.0	(26.5)	5.0		0.9%
Global	148.9	137.1	11.8	3.0	3.9	4.9		3.6%

Total Consulting Services	1,021.3	1,004.2	17.1	7.7	(22.6)	32.0
Percentage growth (retraction)			1.7%	0.8%	(2.3% )	3.2%
Construction Services	260.4	272.1	(11.7)	-	(1.5)	(10.2)
Percentage growth (retraction)			(4.3% )	-	(0.6% )	(3.7%	)

Total	1,281.7	1,276.3	5.4	7.7	(24.1)	21.8		1.7%

n/a = not applicable

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting

Services—Global reportable segments. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis March 31, 2018	M-8	Stantec Inc.

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Quarter Ended March 31, 2018	Quarter Ended March 31, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Canada	258.9	248.5	10.4	(0.3)	n/a	10.7	4.3%
United States	439.4	453.8	(14.4)	1.3	(19.9)	4.2	0.9%
Global	110.5	102.5	8.0	0.3	1.2	6.5	6.3%

Total Consulting Services	808.8	804.8	4.0	1.3	(18.7)	21.4
Percentage growth (retraction)			0.5%	0.2%	(2.4% )	2.7%
Construction Services	67.8	66.0	1.8	-	0.3	1.5
Percentage growth (retraction)			2.7%	-	0.4%	2.3%

Total	876.6	870.8	5.8	1.3	(18.4)	22.9	2.6%

n/a = not applicable

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments and to conform to the presentation adopted for the current period. Net revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Total gross and net revenue in Q1 18 was positively impacted by the acquisitions completed in 2017 and organic revenue growth. This increase was partly offset by the strengthening Canadian dollar in Q1 18 compared to Q1 17. Consulting Services and Construction Services both had positive net organic revenue growth, and all geographies had positive organic growth.

The gross to net revenue ratio for Consulting Services was 1.26, falling within our targeted range of 1.25 to 1.30. For Construction Services, it was 3.84, lower than our targeted range of 4.5 to 5.0 because we had more opportunities to use internal resources on projects during the quarter. Our consolidated gross to net revenue ratio was 1.46, falling within our targeted range of 1.45 to 1.50.

Consulting Services – Canada

In our Consulting Services – Canada operations, gross revenue increased 7.8% and net revenue increased 4.2% in Q1 18 compared to Q1 17. These increases were primarily due to organic revenue growth. Organic revenue growth was seen in all business operating units except Environmental Services. Growth was largely in the private sector, particularly in our Energy & Resources business operating unit. Despite organic growth, public sector spending slowed in our Power and Transportation sectors and Water business operating unit.

Our Buildings business operating unit saw organic revenue growth mainly in the healthcare industry in British Columbia, Saskatchewan, and Ontario. The Calgary Cancer Centre project, awarded in late 2017, contributed to backlog growth.

In our Energy & Resources business operating unit, most sectors experienced organic revenue growth, except WaterPower & Dams, which was flat. Our Canadian Power operations continued to show growth on several major projects. Growth was seen in our Oil & Gas sector because of projects won in the midstream business.

Revenue retracted in Q1 18 compared to Q1 17 in our Environmental Services business operating unit in the private sector, mainly in Ontario, and in the oil and gas market in western Canada. Organic revenue retraction slowed in Canada, as evidenced by recent wins, including some new clients and an increase in small project opportunities.

Management’s Discussion and Analysis March 31, 2018	M-9	Stantec Inc.

Although the oil and gas and mining markets were challenged across North America, we maintained our backlog because of our strong emphasis on operations and maintenance programs and the award and execution of several assessment projects.

In our Infrastructure business operating unit, the Community Development sector saw organic growth across Canada. Because of increased government investment in infrastructure, we had opportunities to pursue interdisciplinary services: for example, we secured the Calgary Cancer Centre and the Calgary Green Line Light Rail Transit Corridor projects. Our Transportation business saw a slight retraction. But organic growth continued in our Transit & Rail sector, which benefited from 2016 provincial budgets that provided stimuli for infrastructure spending. We expect a recent large transit win in Quebec, the Montreal light rail transit project, to provide significant activity for several years.

Our Water business operating unit grew in Q1 18 compared to Q1 17. Strong growth in British Columbia was partly offset by minor retractions in the Prairie Provinces. Major projects were completed in Alberta, and the economy slowed down in the other Prairie Provinces (a result of the continued slowdown in natural resource revenues). This slowdown impacted greenfield and brownfield investments in water and wastewater infrastructure.

Consulting Services – United States

In our Consulting Services – United States operations, gross revenue retracted 2.8% and net revenue retracted 3.2% in Q1 18 compared to Q1 17. Both organic gross and net revenue grew 0.9% in Q1 18 compared to Q1 17 but was significantly offset by foreign exchange since the US dollar weakened compared to the Canadian dollar. The Q2 17 divestiture of Innovyze also contributed to gross revenue retraction in Q1 18. The organic growth—driven largely by our Environmental Services and Infrastructure business operating units and our Mining sector—was partly offset by retraction in our Buildings business operating unit and WaterPower & Dams sector.

In the private sector, we continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise in our Environmental Services business. Our Environmental Services business operating unit saw organic growth across several sectors with the stabilization in the oil and gas sector. Activity in airport, rail, and highway and road projects increased, particularly in our western US operations, and we saw strong backlog spread across all our primary sectors. Our power transmission and distribution activities remained steady. Buildings saw organic retraction in the quarter caused by project execution issues and the loss of certain architectural clients from acquired firms, predominantly related to our engineering discipline.

At both the state and federal government levels, the public sector continued to be an area of growth for us. US design-build opportunities increased as some clients view design-build as an efficient project delivery method. Organic revenue growth occurred in our Transportation sector due to our strategic market position in transit, bridge inspection, light-rail transit, roadway, and bridge projects. In Q1 18, Stantec was awarded a project to be lead engineer for a $1.9 billion design-build commuter rail expansion for the Long Island Rail Road in Nassau County, New York.

In our Energy & Resources business operating unit, Mining has shown organic growth; the market has improved over the last year, resulting in several new opportunities for Stantec. WaterPower & Dams continues to show good gross revenue growth with the ramp-up of certain new projects that have a higher gross to net revenue ratio compared to projects in Q1 17.

As a result of an approved change order, our Water business was positively impacted by a $3 million recovery of a revenue adjustment recorded in Q4 17 on a major design-build project. This offset the negative impact of certain water programs coming to completion. Water continued to benefit from regulatory requirements, including consent decrees that mandate municipalities to upgrade their water and wastewater facilities, as well as from the continued efforts of public agencies and private industry concerns to improve operational efficiency. We continued to build our expertise in flood damage risk reduction and resiliency with significant activity and wins along the Gulf coast.

Management’s Discussion and Analysis March 31, 2018	M-10	Stantec Inc.

Consulting Services – Global

In our Consulting Services – Global operations, gross revenue increased 8.6% and net revenue increased 7.8% in Q1 18 compared to Q1 17. Organic gross revenue grew 3.6% and organic net revenue grew 6.3% in Q1 18 compared to Q1 17. Organic growth was seen primarily in our Mining sector in Latin America, Water business operating unit in the Middle East, and export business. Our export business encompasses projects that are located outside of North America but managed and contracted from North America. Mining markets picked up globally in the second half of 2017 and continued to strengthen into Q1 18, resulting in an increased volume of work in Latin America and for export projects. Modest growth in Water, our largest Global business operating unit, was driven by increased revenue on a major project in Qatar as we completed our final deliverables on a multiyear contract. In addition, we saw consistent revenue volume through the Asset Management Programme 6 (AMP6) cycle in the United Kingdom. Lastly, we saw organic growth related to WaterPower & Dams export projects and a major project in Argentina.

The growth outlined above was partly offset by retraction in our Buildings and Environmental Services business operating units, primarily due to the continued softness in the Middle East market and a decreased volume of work in Australia and New Zealand.

Construction Services

In our Construction Services operations, gross revenue decreased 4.3% and net revenue increased 2.7% in Q1 18 compared to Q1 17. Organic gross revenue retracted 3.7% and organic net revenue grew 2.3% in Q1 18 compared to Q1 17. The gross revenue retraction was mainly due to an increased number of projects in the close-out phase. During this phase, the likelihood of incurring performance penalties or liquidated damages may change from our initial estimates and therefore result in revenue adjustments.

The United States generated $167.3 million in gross revenue and $36.6 million in net revenue. In Florida, Texas, and the western United States, we had significant and steady work on a number of major water and wastewater treatment plant construction projects. Gross revenue in Q4 17 was negatively impacted by revenue adjustments due to cost escalations on a major design-build project; no additional significant revenue adjustments occurred on this project in Q1 18.

The remaining $93.1 million in gross revenue and $31.2 million in net revenue, earned mainly in the United Kingdom, was driven by ongoing construction activities for water utilities in the third year of the Asset Management Programme 6 cycle.

Project issues for several legacy MWH projects from 2017 continued to impact the quarter. Certain UK-based waste-to-energy projects recorded approximately $10 million in costs related to project delays and certain asserted performance issues. This was partly offset by approximately $7 million in subcontractor claim recoveries and the reversal of an accrual for liquidated damages. US hard-bid projects had no erosion to revenue in Q1 18, but in Q4 17 we recorded a negative adjustment due to cost escalations from site conditions, client delays, and productivity issues.

Claims against the parties believed to be responsible for causing many of these overruns have been or will be asserted in due course; however, the claims process for additional potential recoveries may take a long time to resolve. Any recoveries may benefit future quarters as claims are resolved. These projects were awarded a number of years ago when Construction Services expanded to take on projects outside of its core regional areas of expertise, and we have placed a hold on our hard-bid work outside of our established areas.

Management’s Discussion and Analysis March 31, 2018	M-11	Stantec Inc.

Gross and Net Revenue by Consulting Services – Business Operating Unit

The following charts and tables summarize gross revenue and gross revenue growth in our five Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water:

Gross Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	Quarter Ended March 31, 2018	Quarter Ended March 31, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	235.8	230.6	5.2	16.8	(6.8)	(4.8)	(2.1%	)
Energy & Resources	132.9	114.5	18.4	(0.3)	(2.8)	21.5	18.8%
Environmental Services	156.6	159.7	(3.1)	0.9	(1.3)	(2.7)	(1.7%	)
Infrastructure	271.4	263.1	8.3	-	(8.5)	16.8	6.4%
Water	224.6	236.3	(11.7)	(9.7)	(3.2)	1.2	0.5%

Total Consulting Services	1,021.3	1,004.2	17.1	7.7	(22.6)	32.0
Percentage growth (retraction)			1.7%	0.8%	(2.3% )	3.2%

note: Comparative figures have been reclassified due to a realignment of several business lines. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis March 31, 2018	M-12	Stantec Inc.

Net Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	Quarter Ended March 31, 2018	Quarter Ended March 31, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	183.9	187.9	(4.0)	10.5	(5.1)	(9.4)	(5.0%	)
Energy & Resources	116.9	98.0	18.9	(0.3)	(2.3)	21.5	21.9%
Environmental Services	110.5	111.3	(0.8)	0.8	(1.9)	0.3	0.3%
Infrastructure	217.4	219.5	(2.1)	-	(6.7)	4.6	2.1%
Water	180.1	188.1	(8.0)	(9.7)	(2.7)	4.4	2.3%

Total Consulting Services	808.8	804.8	4.0	1.3	(18.7)	21.4
Percentage growth (retraction)			0.5%	0.2%	(2.4% )	2.7%

note: Comparative figures have been reclassified due to a realignment of several business lines. Net revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Buildings

In our Buildings business operating unit, organic gross revenue retracted 2.1% and organic net revenue retracted 5.0% in Q1 18 compared Q1 17. The retraction occurred primarily in our US and Middle East operations. In the United States, the decrease resulted because of some project execution issues and losing certain architectural clients from acquired firms, predominantly related to our engineering discipline. We anticipate performance in our Buildings operations will improve over the remainder of the year. In addition, the UK and Middle East regions continue to be impacted by low private and public spending. The decreases were party offset by growth in Canada, in particular, significant project wins in the healthcare sector.

Energy & Resources

In our Energy & Resources business operating unit, organic gross revenue grew 18.8% and organic net revenue grew 21.9% in Q1 18 compared to Q1 17. Our Oil & Gas, Power, and Mining sectors experienced growth in both Canada and the United States. Despite a slowdown caused by uncertain market conditions in 2017, our midstream business in Oil & Gas continued to be awarded new work because of our strong client relationships. As well, construction management projects for Oil & Gas clients kicked off in Canada during the quarter. In our Power sector, we secured projects because of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. Our Mining sector’s organic revenue growth was positive in Q1 18 due to improvements in the mining market. The retraction experienced in 2016 was challenging for our Mining sector, but the number of small and midsized capital project opportunities resulted in a turnaround in 2017 that has continued in 2018. WaterPower & Dams continues to show growth in our Global operations.

New projects awarded in the quarter included a front-end engineering design contract for a new concentrator plant and a new mineral separation plant, plus associated interconnections at an oil sands operation located north of Fort McMurray, Alberta. We were also awarded a $14.5 million design services contract with Water NSW to raise the Warragamba Dam west of Sydney, Australia.

Management’s Discussion and Analysis March 31, 2018	M-13	Stantec Inc.

Environmental Services

In our Environmental Services business operating unit, organic gross revenue retracted 1.7% and organic net revenue increased 0.3% when comparing Q1 18 to Q1 17. Our Canada and Global operations had organic revenue retraction, partly offset by organic revenue growth in the United States. Canada and Global operations were impacted by low commodity prices and reduced capital spending, primarily in the midstream oil and gas sector. This led to delays and cancellations and put downward pressure on project fees. The oil and gas industry showed signs of increasing activity in late 2017 and early 2018, evidenced by increased capital spending and a number of business development opportunities. Larger opportunities are emerging in western Canada’s midstream sector.

Improvements in the US economy have led to increased demand for commercial and residential development and increased spending in power, transportation, and water resource infrastructure investments. Because of the natural disasters in the United States in the latter part of 2017, we have more opportunities to assist with disaster recovery. As well, we continue to win a stream of smaller lower-margin projects in our North American operations because of our strong client relationships and industry expertise.

Infrastructure

In our Infrastructure business operating unit, organic gross revenue grew 6.4% and organic net revenue grew 2.1% in Q1 18 compared to Q1 17. The Community Development sector saw strong growth in eastern Canada and growth in Alberta, an indicator that the oil and gas market is slowly rebounding. We expect it will be some time before business volume increases and competitive pressure on fees softens. In the US market, the Southeast and Gulf regions showed growth.

Organic revenue was flat in our Transportation sector in Q1 18 compared to Q1 17. Our Transit & Rail sector saw growth in British Columbia and the US northeast. We also saw growth in the US southeast in our Roadways sector. We believe the multiple recent large project wins in Quebec and the US northeast will provide good backlog for several years.

Water

In our Water business operating unit, organic gross revenue was flat and organic net revenue grew 2.3% in Q1 18 compared to Q1 17. Net revenue decreased $8.0 million in Q1 18 compared to Q1 17, mainly due to the Innovyze sale in Q2 17 and the impact of foreign exchange. Our Canada and Global operations experienced organic net revenue growth and our US operations remained flat. In Canada, organic growth was due primarily to strong revenue from projects in the lower mainland of British Columbia and Greater Toronto Area, which continue to be strong markets. In our Global business, organic growth resulted from strong revenue in the Middle East region and consistent revenue volume because of the AMP6 cycle in the United Kingdom.

As a result of an approved change order, our US Water business was positively impacted by a $3 million recovery of a revenue adjustment recorded in Q4 17 on a major design-build project. This offset the negative impact of certain water programs coming to completion. Plus, during the quarter, we were awarded a new project by Louisiana’s Coast Projection and Restoration Authority to provide engineering, geotechnical, surveying, and other technical design services for the Mid-Breton Sediment Diversion project, which services the coastal landscape of areas around the Mississippi River.

Gross Margin

For a definition of gross margin, refer to the Definition section of our 2017 Annual Report (incorporated here by reference). Gross margin as a percentage of net revenue was 52.2% in Q1 18 compared to 53.9% in Q1 17, falling within our targeted range of 52.0% to 54.0% (set out in our 2017 Annual Report). The decrease from Q1 17 to Q1 18 resulted from decreased margins in our Construction Services operation and our Buildings, Energy & Resources, and

Management’s Discussion and Analysis March 31, 2018	M-14	Stantec Inc.

Water business operating units. These decreases were partly offset by improvements in our Environmental Services and Infrastructure business operating units.

The following table summarizes gross margin percentages by reportable segments:

	Quarter Ended March 31
	2018	2017	Change

Consulting Services
Canada	52.1%	53.5%	(1.4%	)
United States	55.6%	56.0%	(0.4%	)
Global	55.5%	57.9%	(2.5%	)
Total Consulting Services	54.5%	55.5%	(1.0%	)
Construction Services	25.1%	33.9%	(8.8%	)

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments and to conform to the presentation adopted for the current period.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

In Consulting Services, a decrease in gross margins in our Canada and US operations in Q1 18 compared to Q1 17 resulted from project execution issues in Buildings and project mix. Gross margins in our Global operations also decreased because of project mix, although this was partly offset by the recognition of incentive fees and positive estimated cost-to-complete revisions on a large multiyear contract nearing completion in Qatar and a large Environmental Services project in southern Europe. Margins in our Global operations at the end of Q1 17 were also higher due to positive revenue adjustments from risk releases related to a Middle East water project.

Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures than Consulting Services. Margins decreased in Q1 18 compared to Q1 17 due to a net $3 million negative revenue adjustment from three UK-based waste-to-energy projects. Delays and certain performance issues resulted in increases in costs to complete, but this was partly offset by claim cost recoveries and the reversal of an accrual for liquidated damages.

Gross margin percentages for Consulting Services can be broken down by business operating unit as follows:

	Quarter Ended March 31
	2018	2017	Change

Consulting Services
Buildings	53.2%	55.1%	(1.9%	)
Energy & Resources	51.8%	53.3%	(1.5%	)
Environmental Services	56.7%	56.3%	0.4%
Infrastructure	54.2%	53.5%	0.7%
Water	56.5%	58.9%	(2.4%	)
Total Consulting Services	54.5%	55.5%	(1.0%	)

note: Comparative figures have been reclassified due to a realignment of several business lines.

Management’s Discussion and Analysis March 31, 2018	M-15	Stantec Inc.

In our Buildings business operating unit, gross margin decreased in Q1 18 compared to Q1 17 as a result of project execution issues and overall project mix. We anticipate performance in our Buildings operations will improve over the remainder of the year.

Our Energy & Resources business operating unit had lower margins in Q1 18 than in Q1 17, mainly due to the mix of projects. In Canada, reduced capital investment in our Oil & Gas and Mining sectors resulted in reduced margins on projects that were executed in Q1 18. Additionally, our Canadian Oil & Gas sector engaged in low-margin construction management efforts in Q1 18, and we expect this will continue to affect margins throughout 2018.

Gross margins for our Environmental Services business operating unit remained flat in Q1 18 compared to Q1 17. We continue to have downward pressures on fees and reduced subconsultant markups in response to economic challenges in certain markets, especially in the oil and gas industry in our Canadian operations. Gross margins remained relatively flat in our US operations and grew in our Global operations.

Gross margins in our Infrastructure business operating unit increased in Q1 18 compared to Q1 17 as new projects ramped up. This upward trend in gross margins is expected to continue during the upcoming construction inspection season. Utilization was higher in Q1 18 than in Q1 17; we consider this a positive indicator for our business.

Our Water business operating unit had lower margins in Q1 18 compared to Q1 17. The first quarter of 2017 included the results of Innovyze, which operated at higher margins and was divested on May 5, 2017.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 41.3% in Q1 18 compared to 43.3% in Q1 17, falling at the low end of our targeted range of 41% to 43% (set out in our 2017 Annual Report). Consulting Services was 42.6%—within our expected range of 41% to 43%—and Construction Services was 25.7%— also within our targeted range of 25% to 27%.

Administrative and marketing expenses as a percentage of net revenue was lower in Q1 18 than in Q1 17, mainly due to operational efficiencies, lower integration costs, and improved utilization. Occupancy costs decreased due to continued efforts consolidating our offices and negotiating lower lease rates. Because management focused on reducing costs, cost savings in areas such as discretionary spending were realized. These decreases were partly offset by an increase of approximately $1.6 million in software support, customization costs, and investments in our core infrastructure.

Administrative and marketing expenses fluctuate year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, by business development, and by integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which result in lower staff utilization.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. As at March 31, 2018, $5.0 million of the $276.1 million in intangible assets related to work backlog.

Management’s Discussion and Analysis March 31, 2018	M-16	Stantec Inc.

The following table summarizes the amortization of identifiable intangible assets for Q1 18 and Q1 17:

	Quarter Ended March 31
(In millions of Canadian dollars)	2018	2017

Client relationships	7.0	9.4
Backlog	6.1	7.0
Software	6.6	5.3
Other	2.2	2.3
Lease disadvantage	(0.3)	(0.5)

Total amortization of intangible assets	21.6	23.5

The overall decrease of $1.9 million in intangible asset amortization from Q1 17 to Q1 18 was mainly due to the Innovyze sale; this decrease was partly offset by increases in client relationships, backlog, software, finite-lived trademarks, and lease advantages from acquisitions completed in 2017 and 2018. Software amortization expense increased $1.3 million because a change in the Autodesk licencing structure reduced the software’s estimated life.

Based on the unamortized intangible asset balance remaining at the end of Q1 18, we expect our amortization expense for intangible assets for the full year 2018 to be approximately $67 million, a $14 million increase from guidance provided in our 2017 Annual Report. The guidance was adjusted to include acquisitions completed in the quarter and a change in our Autodesk licensing structure, which reduced the software’s estimated life. The actual expense may be impacted by any new acquisitions completed after Q1 18 and fluctuations in foreign exchange.

Net Interest Expense

Net interest expense decreased $2.0 million in Q1 18 compared to Q1 17. This decrease was primarily due to a net decrease of $147.0 million in our outstanding long-term debt at March 31, 2018, compared to March 31, 2017, and a decrease in interest rates on our revolving credit facilities, term loan, and notes payable for previous acquisitions.

The net decrease in our outstanding long-term debt was mainly the result of a $221.3 million repayment of our revolving credit facility using the proceeds we received from the Innovyze sale in 2017 and payments of $7.8 million on notes payable. The average interest rate for our revolving credit facility and term loan was 3.14% at March 31, 2018, and 3.17% at March 31, 2017. The weighted average interest rate on our notes payable was 3.36% at March 31, 2018, and 3.45% at March 31, 2017.

Foreign Exchange Losses and Gains

We recorded a $2.1 million foreign exchange loss in Q1 18 compared to a $1.2 million loss in Q1 17. These foreign exchange losses arose from the translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The increase in Q1 18 compared to Q1 17 was caused by a foreign exchange impact of $1.0 million on our investments held for self-insured liabilities.

As at March 31, 2018, we had no material foreign-currency forward contracts.

Other Expenses (Income)

In Q1 18, we recognized an unrealized loss of $2.7 million on our equity securities in our investments held for self-insured liabilities. These losses represent the downturn in the equity markets and are non-cash adjustments that will continue to fluctuate based on changes in fair value. In Q1 17, the fair value fluctuations on these investments were

Management’s Discussion and Analysis March 31, 2018	M-17	Stantec Inc.

recorded in other comprehensive income. However, on the adoption of IFRS 9 (described in the Definition section of this report), the impact of fair value changes is now recorded through profit and loss.

Income Taxes

Our Q1 18 effective income tax rate was 27% compared to 63.2% in 2017. Eliminating certain transactions impacting 2017, our effective tax rate would have been 24%. The increase of our effective tax rate from 24% in 2017 to 27% in Q1 18 was due to the recognition of tax credits in 2017 against income earned in jurisdictions with higher tax rates. The transactions affecting our 2017 tax rate were the following: a $94.5 million in net tax expense related to the sale of Innovyze, a net $18.6 million US tax reform adjustment, and a $3.2 million corporate reorganization tax charge. All relevant US Tax Act items that became effective on January 1, 2018, have been incorporated into the quarterly provision calculation. The effective tax rate is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions.

During the quarter, we monitored for changes to our previously recorded US tax reform positions, calculated under the US Tax Act, against actual and potential guidance and interpretation issued by the U.S. Internal Revenue Service and state taxing authorities. We did not identify any significant changes that impacted our calculations.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes. In Q1 17 and Q2 17, certain line items in our consolidated financial statements of income were realigned to conform with our Q1 18 presentation and are reflected in this section.

Quarterly Unaudited Financial Information

	2018		2017				2016
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	1,281.7	1,246.0	1,299.2	1,318.6	1,276.3	1,240.8	1,257.3	1,046.6
Net revenue	876.6	805.0	853.0	888.5	870.8	820.2	872.2	777.4
Net income (loss)	36.8	11.2	46.2	97.6	(58.0)	29.4	49.3	21.2
Adjusted net income (note)	47.8	37.2	61.1	57.9	45.8	40.4	63.0	39.5
Earnings (loss) per share - basic	0.32	0.10	0.41	0.86	(0.51)	0.26	0.43	0.20
Earnings (loss) per share - diluted	0.32	0.10	0.40	0.85	(0.51)	0.26	0.43	0.20
Adjusted EPS - basic (note)	0.42	0.33	0.54	0.51	0.40	0.35	0.55	0.37
Adjusted EPS - diluted (note)	0.42	0.32	0.54	0.51	0.40	0.35	0.55	0.37
Dividends declared per common share	0.1375	0.1250	0.1250	0.1250	0.1250	0.1125	0.1125	0.1125

Quarterly earnings per share (EPS) and basic and diluted adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and diluted adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money. Gross and net revenue in 2018 were accounted for using IFRS 15 and IAS 11 prior to 2018.

note: Adjusted net income and adjusted basic and diluted EPS are non-IFRS measures and are further discussed in the Definition section of our 2017 Annual Report and this report.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Management’s Discussion and Analysis March 31, 2018	M-18	Stantec Inc.

(In millions of Canadian dollars)	Q1 18 vs. Q1 17	Q4 17 vs. Q4 16	Q3 17 vs. Q3 16	Q2 17 vs. Q2 16

Increase (decrease) in gross revenue due to
Net acquisition growth	7.7	2.2	4.0	200.5
Organic growth	21.8	50.9	75.1	47.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(24.1)	(47.9)	(37.2)	24.1

Total net increase in gross revenue	5.4	5.2	41.9	272.0

In Q1 17, our results were impacted by a deferred tax charge of $90.4 million related to the potential sale of Innovyze; excluding this impact, our net income for Q1 17 would have been $32.4 million. In Q2 17, our results were impacted by the completion of the Innovyze sale; excluding this impact, our net income for Q2 17 would have been $47.1 million. In Q4 17, our results were impacted by net tax expenses of $18.6 million from the US tax reform; excluding this impact, our net income for Q4 17 would have been $29.8 million.

We experience variability in our results of operations from quarter to quarter due to the seasonal nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see seasonal slowdowns related to winter weather conditions and holiday schedules. (See additional information on the operating results for each of the three quarters of 2017 in our Management’s Discussion and Analysis for each respective quarter.)

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2017:

(In millions of Canadian dollars, except percentages)	Mar 31, 2018	Dec 31, 2017	$ Change	% Change

Total current assets	1,623.4	1,608.2	15.2	0.9%
Property and equipment	230.2	212.6	17.6	8.3%
Goodwill	1,599.1	1,556.6	42.5	2.7%
Intangible assets	276.1	262.4	13.7	5.2%
Deferred tax assets	29.2	23.2	6.0	25.9%
Other financial assets	188.8	186.1	2.7	1.5%
All other assets	39.4	34.0	5.4	15.9%

Total assets	3,986.2	3,883.1	103.1	2.7%

Current portion of long-term debt	193.5	198.2	(4.7)	(2.4%	)
All other current liabilities	844.7	957.3	(112.6)	(11.8%	)

Total current liabilities	1,038.2	1,155.5	(117.3)	(10.2%	)
Income taxes payable	18.8	18.3	0.5	2.7%
Long-term debt	714.5	541.4	173.1	32.0%
Net employee defined benefit liability	30.4	31.2	(0.8)	(2.6%	)
Deferred tax liabilities	54.2	54.6	(0.4)	(0.7%	)
All other liabilities	186.4	182.8	3.6	2.0%
Equity	1,941.3	1,896.3	45.0	2.4%
Non-controlling interests	2.4	3.0	(0.6)	(20.0%	)

Total liabilities and equity	3,986.2	3,883.1	103.1	2.7%

Management’s Discussion and Analysis March 31, 2018	M-19	Stantec Inc.

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar—from US$0.80 at December 31, 2017, to US$0.78 at March 31, 2018. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment increased mainly because of $12.5 million in additions for leasehold improvements for our new Edmonton headquarters building. Goodwill and intangible assets increased due to foreign exchange and acquisitions completed in Q1 18; this was partly offset by amortization recorded in the quarter. Other assets increased mainly due to the capitalization of certain deferred contract fulfillment costs of $5.4 million, as required under IFRS 15 (detailed in the Definition section of this report).

Total current and long-term debt increased $168.4 million due to an increase in our revolving credit facility of $165.6 million and finance lease obligations of $9.5 million; this was partly offset by a decrease of $7.8 million in notes payable from prior-year acquisitions. Increases in the revolving credit facility were made to finance acquisitions and working capital needs.

Our shareholders’ equity increased $45.0 million. Opening shareholders’ equity was adjusted downward by $24.7 million: $23.9 million related to the adoption of IFRS 15 and $0.8 million related to the adoption of IFRS 9 (detailed in the Definition section of this report). The increase in shareholder’s equity was mainly due to net income of $36.8 million for the quarter and $52.4 million in other comprehensive income primarily related to exchange differences on translation of our foreign subsidiaries. In addition, we had $3.7 million in share options exercised for cash and a $1.4 million share-based compensation expense. These increases were partly offset by $15.7 million in dividends declared and $8.9 million in shares repurchased under our Normal Course Issuer Bid.

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations, long-and short-term borrowings from our $800 million revolving credit facility (with access to an additional $200 million subject to approval), our $460 million senior secured term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis of our 2017 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

We continue to limit our exposure to credit risk by placing our cash and deposits in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Management’s Discussion and Analysis March 31, 2018	M-20	Stantec Inc.

Working Capital

The following table summarizes working capital information at March 31, 2018, compared to December 31, 2017:

(In millions of Canadian dollars, except ratios)	Mar 31, 2018	Dec 31, 2017	Change

Current assets	1,623.4	1,608.2	15.2
Current liabilities	(1,038.2)	(1,155.5)	(117.3)
Working capital (note)	585.2	452.7	132.5
Current ratio (note)	1.56	1.39	n/a

n/a= not applicable

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definition section of our 2017 Annual Report.

Current assets increased primarily because trade and other receivables, unbilled receivables, and contract assets collectively had a net increase of $43.5 million. The increases were partly offset by a net decrease in cash and cash equivalents and cash in escrow of $25.6 million (explained in the Cash Flows section of this report).

Gross revenue trade receivables decreased 1.3%, or $10.0 million, from December 31, 2017, to March 31, 2018 and the over-90-day aging category increased 1.5%, or $1.6 million. Included in allowance for doubtful accounts at December 31, 2017, was a $27.0 million allowance related to price concessions rather than credit risk. As a result of adopting IFRS 15, on January 1, 2018, the $27.0 million was adjusted from gross trade receivables. The aging categories going forward may be impacted by the mix of clients in a quarter. For the adoption of IFRS 9, we elected to apply the simplified approach to calculating expected credit losses, which requires lifetime expected credit losses to be recognized on initial recognition of our trade receivables, unbilled receivables, contract assets, and holdbacks. At March 31, 2018, our expected credit loss balance was $2.6 million. (For a discussion of our adoption of IFRS 15 and IFRS 9, refer to the Definition section of this report.)

Investment in trade and other receivables, unbilled receivables, and contract assets increased from 84 days at December 31, 2017, to 89 days at March 31, 2018. This increase, occurring mainly in our Energy & Resources and Water business operating units and in Construction Services, was partly offset by decreases in our Environmental Services business operating unit. Construction Services increased from 48 days at December 31, 2017, to 51 days at March 31, 2018.

The decrease in current liabilities was caused primarily by decreases in trade and other payables of $90.9 million that were mainly attributable to the timing of payroll and payments for annual employee short-term incentive award payments. Income taxes payable decreased $6.7 million due to the payment of final 2017 income taxes owed; the current portion of long-term debt decreased $4.7 million mainly because of a decrease in notes payable for past acquisitions, offset with an increase in finance leases. As well, other liabilities decreased because $4.4 million of deferred share units and $3.2 million of performance share units were paid in the quarter. These decreases were partly offset by an increase in bank indebtedness of $3.2 million.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

(In millions of Canadian dollars)	Mar 31, 2018	Mar 31, 2017	Change

Cash flows used in operating activities	(122.9)	(27.4)	(95.5)
Cash flows used in investing activities	(45.1)	(45.9)	0.8
Cash flows from financing activities	129.5	58.3	71.2

Management’s Discussion and Analysis March 31, 2018	M-21	Stantec Inc.

Cash Flows Used in Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards. The increase in cash flows used in operating activities in Q1 18 compared to Q1 17 resulted from an increase in cash paid to employees and cash paid to suppliers due to acquisition growth and the timing of various payments. Also, cash received from clients decreased and cash paid for income taxes increased $8.8 million due to higher installment payments and the final payment of certain 2017 tax liabilities.

Cash Flows Used in Investing Activities

Cash flows used in investing activities decreased in Q1 18 compared to Q1 17, mainly due to a $10.1 million decrease in cash used for business acquisitions and $7.0 million in additional proceeds received from the sale of investments held for self-insured liabilities and lease inducements. These decreases in cash outflows were partly offset by cash included in escrow and an $8.2 million increase in expenditures for intangible assets and property and equipment.

We are primarily a professional services organization, so we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. The increase in cash outflows for property and equipment and software in Q1 18 compared to Q1 17 mainly related to $7.7 million spent on leasehold improvements for our new Edmonton headquarters building.

In the Management’s Discussion and Analysis in our 2017 Annual Report, we indicated that in 2018 we expected to spend approximately $31 million in software additions and approximately $120 million in property and equipment (which includes one-time costs of $72 million for leasehold improvements and office furniture and equipment for our new Edmonton headquarters building), excluding capital assets acquired from acquisitions. Our expectations regarding these expenditures have not changed.

Cash Flows from Financing Activities

Cash flows from financing activities increased in Q1 18 compared to in Q1 17 due to an $82.5 million increase in cash inflows from our revolving credit facility. This was partly offset by an $8.9 million cash outflow for share repurchases made under our Normal Course Issuer Bid and a $3.7 million increase in lease obligation and dividend payments.

Capital Management

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At March 31, 2018, our net debt to EBITDA ratio was 1.62, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Stantec has $1.26 billion in syndicated senior secured credit facilities consisting of a senior secured revolving credit facility of a maximum of $800 million and a $460 million term loan in three tranches. This agreement allows us access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility, expiring May 6, 2021, may be repaid from time to time at our option and is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively); tranche C was redenominated to Canadian dollars of $160.0 million (due May 6, 2020).

The credit facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary—depending on our leverage ratio (a non-IFRS

Management’s Discussion and Analysis March 31, 2018	M-22	Stantec Inc.

measure)—from 0 to 175 for Canadian prime and US base rate loans, and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At March 31, 2018, $366.9 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our credit facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. (Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of our 2017 Annual Report.)

We were in compliance with all of these covenants as at and throughout the period ended March 31, 2018.

Shareholders’ Equity

Share options exercised generated $3.7 million in cash during the first quarter of 2018 compared to $2.4 million in cash generated during the first quarter of 2017. Our Normal Course Issuer Bid on the TSX was renewed in 2017 and allows us to repurchase up to 2,278,747 of our common shares during the period November 14, 2017, to November 13, 2018. We believe that from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an appropriate use of available Company funds. In Q1 18, we repurchased 279,686 common shares at an average price of $32.34 per share for an aggregated price of $8.9 million. No shares were repurchased in Q1 17.

Other

Outstanding Share Data

At March 31, 2018, 113,906,006 common shares and 4,220,887 share options were outstanding. From April 1, 2018, to May 9, 2018, 5,336 share options were exercised and 21,907 share options were forfeited. At May 9, 2018, 113,911,342 common shares and 4,193,644 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at March 31, 2018, on a discounted basis.

Management’s Discussion and Analysis March 31, 2018	M-23	Stantec Inc.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	888.6	184.8	327.8	375.6	0.4
Interest on debt	53.9	23.1	17.5	12.3	1.0
Operating leases	1,080.5	191.2	325.0	231.8	332.5
Finance lease obligation	19.9	9.1	10.8	-	-
Purchase and service obligations	52.2	21.3	26.4	4.5	-
Other obligations	36.0	6.5	8.8	0.9	19.8

Total contractual obligations	2,131.1	436.0	716.3	625.1	353.7

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 12 and 18 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2018.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our Long-Term Incentive Plan. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $14.9 million to the pension plans in 2018.

Off-Balance Sheet Arrangements

As of March 31, 2018, we had off-balance-sheet financial arrangements relating to letters of credit for $62.3 million that expire at various dates before April 2019. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations. We also provide indemnifications and, in limited circumstances, guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At March 31, 2018, $637.9 million in bonds—expiring at various dates before February 2023—were issued under these surety facilities. This balance relates mainly to our construction business, which requires the use of construction and performance bonds. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default.

Financial Instruments and Market Risk

At March 31, 2018, the nature and extent of our use of financial instruments and the risks associated with these instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2017 Annual Report (incorporated here by reference).

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating

Management’s Discussion and Analysis March 31, 2018	M-24	Stantec Inc.

officer (COO), chief practice and project officer (CPO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 24 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2018, and notes 14, 24, and 35 of our audited consolidated financial statements for the year ended December 31, 2017 (included in our 2017 Annual Report and incorporated here by reference).

Outlook

The outlook for fiscal 2018 is based on our expectations described in our 2017 Annual Report in the Outlook section (incorporated here by reference). An update on our outlook targets described on pages M-10 to M-12 of the 2017 Annual Report is provided on page M-5 of this report.

We expect to achieve a long-term average annual compound growth rate for gross revenue of 15% through a combination of acquisition and organic growth. We expect organic gross revenue growth in 2018 to be in the low-to mid-single-digits, in line with global GDP growth. For 2018, we anticipate continued economic improvement in the United States; increased infrastructure spending in both Canada and the United States; a modest improvement in the energy and resource sectors compared to 2017; continued support for alternative project delivery (APD) methods, including public-private partnerships (P3s), in Canada with increasing opportunities for APD in the United States; a moderate slowdown in the Canadian housing market offset by housing growth in the United States; and global economic growth.

We continue to make significant progress on the MWH integration. We have deployed key collaboration tools to the majority of the operations. We continue to evaluate and plan for the consolidation of our enterprise platforms, with the objective of streamlining where practical. We expect to consolidate our Australian and New Zealand operations to our systems by the end of 2018 and other foreign operations in 2019. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2017 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 18 from those described in our 2017 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2017, audited consolidated financial statements (incorporated here by reference), except for the

Management’s Discussion and Analysis March 31, 2018	M-25	Stantec Inc.

change in accounting estimates related to the adoption of IFRS 15, described in note 4 of our Q1 18 unaudited interim consolidated financial statements (incorporated here by reference).

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity, EBITDA, net debt to EBITDA, leverage ratio, interest coverage ratio, backlog, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first quarter ended March 31, 2018, other than backlog, there has been no significant change in our description of non-IFRS measures from that included in our 2017 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference). Backlog is defined under the new standard, IFRS 15, and the change to our definition is discussed in the Financial Performance section of this report.

Below is a reconciliation of net (loss) income to EBITDA and adjusted EBITDA, and a reconciliation of net (loss) income to adjusted net income and EPS to Adjusted EPS.

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts)	2018	2017

Net income (loss) for the period	36.8	(58.0)
Add back:
Income taxes	13.6	102.7
Net interest expense	5.6	7.6
Depreciation of property and equipment	12.7	13.9
Amortization of intangible assets	21.6	23.5

EBITDA	90.3	89.7
Acquisition-related costs	0.1	0.2
Adjusted EBITDA	90.4	89.9

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts)	2018	2017

Net income (loss) for the period	36.8	(58.0)
Add back:
Amortization of intangible assets related to acquisitions (note 1)	10.9	13.2
Acquisition-related costs (note 2)	0.1	0.2
Loss (gain) on disposition of a subsidiary (note 4)	-	90.4

Adjusted net income	47.8	45.8

Weighted average number of shares outstanding - basic	114,125,091	114,130,365
Weighted average number of shares outstanding - diluted	114,368,255	114,667,828

Adjusted earnings per share
Adjusted earnings per share - basic	0.42	0.40
Adjusted earnings per share - diluted	0.42	0.40

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended March 31, 2018, is net of tax of $10.9 (2017 - $13.2).

note 2: For the quarter ended M arch 31, 2018, this amount is net of tax of $0.1(2017 - $0.2).

Management’s Discussion and Analysis March 31, 2018	M-26	Stantec Inc.

Recent Accounting Pronouncements

Effective January 1, 2018, we adopted the following standards and amendments (further described in note 6 of our December 31, 2017, annual consolidated financial statements and note 4 of our March 31, 2018, unaudited interim consolidated financial statements):

●	IFRS 15 Revenue from Contracts with Customers (IFRS 15)

●	IFRS 9 Financial Instruments (IFRS 9)

●	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (IFRS 2)

●	IFRIC 22 Foreign Currency Transactions and Advance Consideration (IFRIC 22)

●	Annual Improvements (2014-2016 Cycle) related to IAS 28 Investments in Associates and Joint Ventures

The adoption of these new standards, amendments, interpretations and improvements did not have an impact on our disclosure controls and procedures, and our business activities, including debt covenants, key performance indicators and compensation plans. IFRS 15 resulted in updates to certain internal controls over financial reporting.

Adopting the amendments to IFRS 2 and IFRIC 22, and the Annual Improvements (2014-2016 Cycle) did not have an impact on our financial position or performance.

IFRS 15 Revenue from Contracts with Customers

The adoption of IFRS 15 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the after-tax cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 18 Revenue and IAS 11 Construction Contracts. We also elected to apply IFRS 15 only to contracts that were not completed at January 1, 2018, and aggregate the effect of all contract modifications that occurred before January 1, 2018.

a)	Change in Accounting Policy and Impact on Financial Results

IFRS 15 sets out a five-step model for revenue recognition. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods and services.

On adoption of IFRS 15, the after-tax impact on opening retained earnings was as follows:

	Retained Earnings

(In millions of Canadian dollars)	Consulting Services	Construction Services	Consolidated

Contracts with multiple goods or services	-	(2.7)	(2.7)
Change orders and claims	(3.0)	(2.1)	(5.1)
Liquidated damages	-	(18.0)	(18.0)
Significant financing component	1.7	0.5	2.2
Deferred contract costs	-	(0.3)	(0.3)

Total impact of change in accounting policy, January 1, 2018	(1.3)	(22.6)	(23.9)

Contracts with multiple goods or services

Our contracts may include multiple goods or services. Previously, we may have segmented revenue recognition between the design, preconstruction, and construction phases of the contracts. Under IFRS 15, we account for goods and services as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from the good or service, either on its own or together

Management’s Discussion and Analysis March 31, 2018	M-27	Stantec Inc.

with the resources that are readily available to the customer. The majority of our contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. In some cases, accounting for multiple goods and services as a single performance obligation impacts the timing and pattern of revenue recognition.

Change orders and claims

Change orders and claims against the customer were included in our revenue estimates when it was probable the customer would approve or accept the amount and it could be reliably measured. Under IFRS 15, change orders and claims against the customer are included in estimated revenue when we have an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, we consider the cause of any additional costs incurred, the contractual or legal basis for additional revenue, and the history of favorable negotiations for similar amounts.

Liquidated damages

Previously, liquidated damages were included in estimated contract costs when it was probable the penalties would be incurred and paid. Under IFRS 15, the estimated amount of revenue in exchange for providing goods or services includes reductions in revenue for penalties such as liquidated damages. When uncertainties exist, estimated revenue is recognized to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. In estimating variable consideration related to liquidated damages, a probability weighting of the range of probable outcomes is used.

Significant financing component

Holdbacks on long-term contracts were previously recognized at their discounted present value. Under IFRS 15, holdbacks do not typically result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract. As a result, holdbacks on long-term contracts are no longer discounted.

Deferred contract costs

Certain contract fulfilment and mobilization costs were previously expensed as they were incurred. Under IFRS 15, these costs are deferred and capitalized in other assets when they relate directly to the contract or an anticipated contract and when they generate or enhance resources that will be used to satisfy performance obligations in the future. Deferred contract costs are typically amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. The deferral of contract costs also impacts the timing and pattern of revenue recognition.

Management’s Discussion and Analysis March 31, 2018	M-28	Stantec Inc.

b)	Changes in Statement Presentation and Disclosure

Impacts on our financial statements

The following table summarizes the impacts of adopting IFRS 15 on the Company’s interim financial statements for the quarter ended March 31, 2018:

	March 31, 2018
(In millions of Canadian dollars)	As Reported	Increases (Decreases)	Before IFRS 15

Current assets
Unbilled receivables	398.6	108.7	507.3
Contract assets	77.0	(77.0)	-
Other assets	7.9	(2.8)	5.1

Non-current assets
Deferred tax assets	29.2	(3.1)	26.1
Other financial assets	188.8	(3.1)	185.7
Other assets	11.5	(2.6)	8.9

Current liabilities
Deferred revenue	179.5	(3.9)	175.6
Other liabilities	14.6	(0.5)	14.1

Non-current liabilities
Deferred tax liabilities	54.2	2.6	56.8

Shareholders’ equity
Retained earnings	937.6	20.7	958.3
Accumulated other comprehensive income	101.0	1.2	102.2

	March 31, 2018
(In millions of Canadian dollars, except per share amounts)	As Reported	Increases (Decreases)	Before IFRS 15

Net income and other comprehensive income
Net income	36.8	(3.2)	33.6
Other comprehensive income	52.4	1.2	53.6
Total comprehensive income	89.2	(2.0)	87.2
Earnings per share (basic and diluted)	0.32	(0.03)	0.29

Presentation of contract balances

Certain balances in the consolidated statements of financial position were reclassified to comply with IFRS 15. Previously, receivables related to contractual milestones or achievement of performance-based targets were included in unbilled receivables. These are now included in contract assets. In addition, contract asset and contract liability balances (deferred revenue) are now presented on a net basis for each contract. This reclassification had no impact on opening retained earnings at January 1, 2018.

IFRS 9 Financial Instruments

The adoption of IFRS 9 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).

Management’s Discussion and Analysis March 31, 2018	M-29	Stantec Inc.

a)	Change in Accounting Policy and Impact on Financial Results

IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities, including derecognition. The new standard includes a single expected credit loss (ECL) impairment model and a reformed approach to hedge accounting. Adopting IFRS 9 did not have a significant effect on our measurement of financial assets and liabilities, except for the treatment of modifications on long-term debt. IFRS 9 replaces IAS 39 and significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

The following tables summarize the impacts of adopting IFRS 9 in the Company’s consolidated financial statements for the quarter ended March 31, 2018:

(In millions of Canadian dollars)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)

Reclassify equity securities from available-for-sale (AFS) to FVPL	0.9	(0.9)
Increase in provision on financial assets and contract assets	(0.4)	-
Transaction costs on long-term debt	(0.4)	-

Total impact of change in accounting policy, January 1, 2018	0.1	(0.9)

Reclassifications of financial assets

For classifying and measuring financial assets, IFRS 9 has established different criteria from IAS 39. Classification of financial instruments is based on two criteria: (1) a company’s business approach for managing financial assets and (2) whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a company’s objective is to receive cash flows from holding assets, receive cash flows from selling assets in a portfolio, or a combination of both.

On January 1, 2018, we assessed the business approach that applies to our financial assets and classified our financial assets into the appropriate IFRS 9 categories. Certain investments in equity securities were reclassified from assets available-for-sale to fair value through profit or loss (FVPL) at January 1, 2018, since they do not meet the criteria to be classified at fair value through other comprehensive income (FVOCI) because their cash flows do not meet the SPPI criterion. The related unrealized gains of $0.9 million were transferred from other comprehensive income to retained earnings at January 1, 2018. In the first quarter of 2018, unrealized losses relating to these investments amounted to $2.7 million and were recognized in other expense (income).

Provision on financial assets and contract assets

The previous incurred loss approach model under IAS 39 has been replaced with a forward-looking ECL model. Assets subject to the new ECL model include amounts receivable and debt investments carried at FVOCI. Amounts receivable include trade receivables, holdbacks, unbilled receivables, and contract assets. Debt investments include bonds that form part of our investments held in self-insured liabilities.

At December 31, 2017, we had $29.1 million of allowance for doubtful accounts on trade receivables. Of this allowance, $27.0 million related to provisions for revenue adjustments, such as price concessions for commercial reasons, that reduced trade receivables and income prior to January 1, 2018. The remaining balance of $2.1 million related to our opening ECL at January 1, 2018.

IFRS 9 requires that an allowance for ECL be recorded based on either a 12-month ECL or a lifetime ECL. The standard permits the election of a simplified approach for receivables and contract assets. We established a provision

Management’s Discussion and Analysis March 31, 2018	M-30	Stantec Inc.

matrix that is based on our historical credit loss experience and adjusted for forward-looking factors. As a result of applying the new ECL model on holdbacks, unbilled receivables, and contract assets, a $0.4 million increase in our provision was made to opening retained earnings on January 1, 2018.

We consider listed bonds as low credit risk because they have an investment grade credit rating with at least one major rating agency. As a result, the allowance is based on the 12-month expected loss, which is the portion of lifetime ECL resulting from default events on a financial instrument that are possible within 12 months after the reporting date. We consider a financial asset in default when contractual payments are 90 days past due.

Transaction costs on long-term debt

Under IFRS 9, amendments to financial liabilities that are considered modifications may require an immediate income impact at the modification date. The original debt would have to be derecognized and replaced with the present value of the modified debt instrument. Also, if costs or fees are incurred to change the terms, they would be adjusted to the carrying amount of the modified debt instrument and amortized over the remaining term. On transition, an adjustment of $0.4 million from past modifications made to our credit facilities was made to our opening retained earnings.

b)	Changes in Statement Presentation and Disclosure

The reclassification of financial instruments on adoption of IFRS 9 did not result in any measurement changes.

Additional disclosures required on adoption of IFRS 9 included an aging analysis of gross trade receivables and the expected loss rate and loss provisions recognized for each aging category. A reconciliation is required between opening and closing ECL for changes in the provisions recorded during the period.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our March 31, 2018, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first quarter ended March 31, 2018, there has been no significant change in our risk factors from those described in our 2017 Annual Report; the risk factors are incorporated here by reference.

Management’s Discussion and Analysis March 31, 2018	M-31	Stantec Inc.

Subsequent Events

Traffic Design Group Limited

On April 1, 2018, we acquired all of the shares and business of Traffic Design Group Limited (TDG), adding 80 staff to our Company. Based in Wellington, New Zealand, with additional offices throughout New Zealand and an office in Sydney, Australia, TDG provides expertise in transportation planning and traffic engineering. This addition will enhance the Company’s Infrastructure business operating unit and support our strategy to grow our operations in the global market.

Strategic Review of Construction Services

On April 26, 2018, we initiated a strategic review of MWH Constructors, Stantec Treatment, and Slayden (“Constructors”), acquired with MWH Global Inc. in May 2016. During the strategic review, we will evaluate ways to optimize the value of Construction Services to provide the best prospects for employees, clients, and shareholders.

Dividends

On May 9, 2018, we declared a dividend of $0.1375 per share, payable on July 12, 2018, to shareholders of record on June 29, 2018.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2018 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

●	The discussion of our goals in the Core Business and Strategy and Outlook sections, including but not limited to our ability to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, to capitalize on strategic opportunities, and to grow our market presence

●	Our 2018 target ranges and expectations for certain measures in the Results Compared to 2018 Targets section

●	Our belief that we will achieve our annual targets by the end of fiscal 2018

●	Our belief in our ability to recover costs on a significant portion of cost overruns on certain legacy projects

●	Our expectation that performance in our Buildings operations will improve over the remainder of 2018

●	Our belief that recent large project wins in Quebec and the US northeast will provide good backlog in our Infrastructure business operating unit for several years

●	Our expectation that margins will continue an upward trend during the upcoming construction inspection season in our Infrastructure business operating unit

●	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions that we operate in

Management’s Discussion and Analysis March 31, 2018	M-32	Stantec Inc.

●	Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model

●	Our expectations on capital expenditures, software additions, amortization expenses for intangible assets, and effective tax rate for 2018

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2018, there has been no significant change in our risk factors from those described in our 2017 Annual Report (incorporated here by reference).

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2018 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2018 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2017 Annual Report. The following information updates and, therefore, supersedes those assumptions.

●	As stated in our 2017 Annual Report, the World Bank forecasted 2.9% real GDP growth for global and the Bank of Canada projected 2.1% GDP growth for Canada. The GDP forecast for 2018 has since been revised to 3.1% for global and 2.2% for Canada.

●	In our 2017 Annual Report, management assumed the Canadian dollar would be relatively stable compared to 2017 and used an average value of US$0.77 in 2018. The average value for the quarter ended March 31, 2018, is US$0.79.

●	In our 2017 Annual Report, management assumed the overnight interest rate target in Canada will increase and the US Federal Reserve will gradually increase the federal funds rate. Therefore, management assumed that the average interest rates would rise slightly in 2018 compared to 2017. The average interest rate for our revolving credit facilities and term loan was 3.14% at March 31, 2018, compared to 3.2% at December 31, 2017.

●	In our 2017 Annual Report, the seasonally adjusted annual rate of total housing starts in the United States was expected to increase to 1,255,000 units in 2018 from the expected 1,191,000 units in 2017. This forecast has since been revised to an expected 1,247,000 units in 2018 from 1,208,000 units in 2017.

Management’s Discussion and Analysis March 31, 2018	M-33	Stantec Inc.

●	As stated in our 2017 Annual Report, the US Energy Information Administration forecasted the price of WTI crude oil to average $52.77 in 2018 compared to $50.56 in 2017 and US crude oil production to average 10.0 million barrels a day in 2018 compared to 9.2 million barrels a day in 2017. These forecasts have since been revised to an expected average of $58.17 in 2018 compared to $50.79 in 2017, and US crude oil production is expected to average 10.7 million barrels a day in 2018 compared to 9.3 million barrels a day in 2017.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of May 9, 2018, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2018, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis March 31, 2018	M-34	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	Notes	March 31 2018 $	December 31 2017 $

ASSETS	12
Current
Cash and cash equivalents	6	209.1	239.5
Cash in escrow	6	12.7	7.9
Trade and other receivables	7	798.8	816.1
Unbilled receivables		398.6	414.8
Contract assets		77.0	-
Income taxes recoverable		56.9	61.6
Prepaid expenses		52.7	54.3
Other financial assets	10	9.7	9.3
Other assets	11	7.9	4.7
Total current assets		1,623.4	1,608.2
Non-current
Property and equipment		230.2	212.6
Goodwill	8	1,599.1	1,556.6
Intangible assets	9	276.1	262.4
Investments in joint ventures and associates		12.3	11.9
Net employee defined benefit asset		15.6	12.7
Deferred tax assets		29.2	23.2
Other financial assets	10	188.8	186.1
Other assets	11	11.5	9.4

Total assets		3,986.2	3,883.1

LIABILITIES AND EQUITY
Current
Bank indebtedness	6	3.2	-
Trade and other payables		613.7	704.6
Deferred revenue		179.5	187.4
Income taxes payable		4.3	11.0
Long-term debt	12	193.5	198.2
Provisions	13	25.5	28.1
Other financial liabilities		3.9	4.0
Other liabilities	14	14.6	22.2
Total current liabilities		1,038.2	1,155.5
Non-current
Income taxes payable		18.8	18.3
Long-term debt	12	714.5	541.4
Provisions	13	84.3	81.7
Net employee defined benefit liability		30.4	31.2
Deferred tax liabilities		54.2	54.6
Other financial liabilities		10.0	9.1
Other liabilities	14	92.1	92.0

Total liabilities		2,042.5	1,983.8

Shareholders’ equity
Share capital	15	880.9	878.2
Contributed surplus		21.8	21.5
Retained earnings		937.6	947.1
Accumulated other comprehensive income		101.0	49.5

Total shareholders’ equity		1,941.3	1,896.3

Non-controlling interests		2.4	3.0

Total liabilities and equity		3,986.2	3,883.1

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income (Loss)

(Unaudited)

		For the quarter ended March 31

(In millions of Canadian dollars, except per share amounts)	Notes	2018 $	2017 $

Gross revenue		1,281.7	1,276.3
Less subconsultant/subcontractor and other direct expenses		405.1	405.5

Net revenue		876.6	870.8
Direct payroll costs	21	419.1	401.8

Gross margin		457.5	469.0
Administrative and marketing expenses	5,15,21	361.6	377.3
Depreciation of property and equipment		12.7	13.9
Amortization of intangible assets		21.6	23.5
Net interest expense		5.6	7.6
Other net finance expense		1.6	2.2
Share of income from joint ventures and associates		(0.3)	(0.7)
Foreign exchange loss		2.1	1.2
Other expense (income)	22	2.2	(0.7)

Income before income taxes		50.4	44.7

Income taxes
Current		13.9	9.5
Deferred		(0.3)	2.8
Deferred tax on held for sale	19	-	90.4

Total income taxes		13.6	102.7

Net income (loss) for the period		36.8	(58.0)

Weighted average number of shares outstanding - basic		114,064,729	114,130,365

Weighted average number of shares outstanding - diluted		114,306,834	114,667,828

Shares outstanding, end of the period		113,906,006	114,184,909

Earnings (loss) per share
Basic		0.32	(0.51)

Diluted		0.32	(0.51)

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	For the quarter ended March 31

(In millions of Canadian dollars)	2018 $	2017 $

Net income (loss) for the period	36.8	(58.0)

Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:

Exchange differences on translation of foreign operations	51.6	(15.6)
Net unrealized gain on FVOCI financial assets	0.8	1.8
Net realized gain on FVOCI financial assets transferred to income	-	(0.1)

Other comprehensive income (loss) for the period, net of tax	52.4	(13.9)

Total comprehensive income (loss) for the period, net of tax	89.2	(71.9)

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 15)	Share Capital (note 15)	Contributed Surplus (note 15)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2016	114,081,229	871.8	18.7	917.9	167.3	1,975.7

Net loss				(58.0)		(58.0)
Other comprehensive loss					(13.9)	(13.9)
Total comprehensive loss				(58.0)	(13.9)	(71.9)
Share options exercised for cash	103,680	2.4				2.4
Share-based compensation expense			1.2			1.2
Reclassification of fair value of share options previously expensed		0.6	(0.6)			-
Dividends declared (note 15)				(14.3)		(14.3)

Balance, March 31, 2017	114,184,909	874.8	19.3	845.6	153.4	1,893.1

Balance, December 31, 2017	113,991,676	878.2	21.5	947.1	49.5	1,896.3
Impact of change in accounting policy (notes 4a, 4b)		-	-	(23.8)	(0.9)	(24.7)

Adjusted balance, January 1, 2018	113,991,676	878.2	21.5	923.3	48.6	1,871.6

Net income				36.8		36.8
Other comprehensive income					52.4	52.4
Total comprehensive income				36.8	52.4	89.2
Share options exercised for cash	194,016	3.7				3.7
Share-based compensation expense			1.4			1.4
Shares repurchased under normal course issuer bid (note 15)	(279,686)	(2.1)		(6.8)		(8.9)
Reclassification of fair value of share options previously expensed		1.1	(1.1)			-
Dividends declared (note 15)				(15.7)		(15.7)

Balance, March 31, 2018	113,906,006	880.9	21.8	937.6	101.0	1,941.3

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended March 31

(In millions of Canadian dollars)	Notes	2018 $	2017 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,265.9	1,287.9
Cash paid to suppliers		(709.9)	(655.2)
Cash paid to employees		(659.2)	(647.1)
Interest received		0.8	0.7
Interest paid		(6.2)	(7.1)
Finance costs paid		(1.3)	(2.1)
Income taxes paid		(13.9)	(5.1)
Income taxes recovered		0.9	0.6

Cash flows used in operating activities	23	(122.9)	(27.4)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(21.1)	(31.2)
Cash in escrow	6	(7.1)	-
Dividend distributions from investments in joint ventures and associates		0.2	1.0
Proceeds (purchase) of investments held for self-insured liabilities		2.0	(1.6)
(Increase) decrease in other financial assets		(0.1)	0.2
Cash on held for sale		-	(0.3)
Proceeds from lease inducements		4.9	1.5
Purchase of intangible assets		(3.0)	(1.1)
Purchase of property and equipment		(21.0)	(14.7)
Proceeds on disposition of property and equipment		0.1	0.3

Cash flows used in investing activities		(45.1)	(45.9)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from revolving credit facility		162.2	79.7
Payment of finance lease obligations	9	(13.2)	(11.0)
Repurchase of shares for cancellation	15	(8.9)	-
Proceeds from issue of share capital		3.7	2.4
Payment of dividends to shareholders	15	(14.3)	(12.8)

Cash flows from financing activities	23	129.5	58.3

Foreign exchange gain (loss) on cash held in foreign currency		4.9	(1.9)

Net decrease in cash and cash equivalents		(33.6)	(16.9)
Cash and cash equivalents, beginning of the period		239.5	210.9

Cash and cash equivalents, end of the period	6	205.9	194.0

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-7

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-16

6	Cash and Cash Equivalents	F-19

7	Trade and Other Receivables	F-19

8	Goodwill	F-20

9	Intangible Assets	F-21

10	Other Financial Assets	F-21

11	Other Assets	F-22

12	Long-Term Debt	F-22

13	Provisions	F-24

14	Other Liabilities	F-26

15	Share Capital	F-26

16	Fair Value Measurements	F-28

17	Financial Instruments	F-29

18	Capital Management	F-31

19	Income Taxes	F-31

20	Revenue	F-32

21	Employee Costs	F-33

22	Other Expense (Income)	F-34

23	Cash Flow Information	F-34

24	Related-Party Disclosures	F-35

25	Segmented Information	F-35

26	Events after the Reporting Period	F-37

27	Comparative Figures	F-37

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended March 31, 2018, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 9, 2018. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements for the quarter ended March 31, 2018, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2017, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2017, except for adoption of the following (described in note 4):

•	IFRS 15 Revenue from Contracts with Customers (IFRS 15)
•	IFRS 9 Financial Instruments (IFRS 9)
•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration
•	Annual Improvements (2014-2016 Cycle) related to IAS 28 Investments in Associates and Joint Ventures

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2017, annual consolidated financial statements, except for the adoption of new standards as described in note 4.

These consolidated financial statements are presented in Canadian dollars, and all values, including US dollars, are rounded to the nearest million ($000,000), except where otherwise indicated.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at March 31, 2018.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at March 31, 2018. All intercompany balances are eliminated. Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-7	Stantec Inc.

4. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) using the modified retrospective approach. As a result, the after-tax cumulative effect of initially applying IFRS 15 was recognized as an adjustment to the opening retained earnings at January 1, 2018. Comparative information has not been restated and continues to be reported under IAS 18 Revenue and IAS 11 Construction Contracts.

The Company used the practical expedient to apply IFRS 15 only to contracts not completed at January 1, 2018. In addition, the Company used the practical expedient to reflect the aggregate effect of all contract modifications that occurred before January 1, 2018, for the purposes of identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations.

The details of the Company’s significant accounting policies, significant accounting judgments, estimates, and assumptions, and the quantitative impact of significant changes are disclosed below.

Summary of significant accounting policies

Revenue recognition

The Company generates revenue from consulting and construction contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding discounts, duty, and taxes collected from clients, which are reimbursable to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants, subcontractors, and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants, subcontractors, and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it obtains control of the goods or services before they are provided to the customer.

The majority of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company’s contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to the separate performance obligations based on estimates of stand-alone selling prices.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method. Under this method, the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract and the percentage of completion is applied to total estimated revenue. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue (contract liabilities) in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or on achievement of contractual milestones. Receivables represent amounts

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-8	Stantec Inc.

currently due from customers—trade and other receivables and holdbacks consist of invoiced amounts and unbilled receivables consist of work in progress that has not yet been invoiced to clients. Contract assets represent unbilled amounts where the right to payment is subject to more than merely the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue (contract liabilities) represents amounts that have been invoiced to clients but not yet recognized as revenue, including advance payments and billings in excess of costs. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Advance payments and holdbacks typically do not result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract.

Deferred contract costs

Contract costs are typically expensed as incurred. Contract costs are deferred if the costs are expected to be recoverable and if either of the following criteria is met:

•	The costs of obtaining the contract are incremental or explicitly chargeable to the customer
•	The fulfillment costs relate directly to the contract or an anticipated contract and generate or enhance the Company’s resources that will be used in satisfying performance obligations in the future

Deferred contract costs are included in other assets in the consolidated statements of financial position and amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. Amortization of deferred contract costs is included in other direct expenses in the consolidated statements of income (loss).

Significant accounting judgments, estimates, and assumptions

Revenue recognition

The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues.

Contract costs include direct labor, direct materials, and direct costs for subconsultants, subcontractors, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract costs estimates are based on various assumptions which can result in a change to contract profitability from one financial reporting period to another, including labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of material suppliers to deliver on time, the performance of subconsultants and subcontractors, differing site conditions (to the extent that contract remedies are unavailable), unusual weather conditions, and the accuracy of original bid estimates. Estimating total costs is subjective and requires management’s best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, variable consideration, and contract provisions for performance-based incentives or penalties.

Change orders and claims against the customer for items such as customer-caused delays, errors in specifications or design, and other causes of unanticipated costs are included in estimated revenue when management believes the Company has an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subcontractors and subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order or claim, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As claims are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period with associated revenue or reductions in cost recognized in a later period.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-9	Stantec Inc.

The Company’s contracts may include variable consideration such as revenue based on costs incurred and performance-based incentives or penalties, including liquidated damages. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Deferred contract costs are amortized over the period of expected benefit, which may include anticipated contracts. Estimating the costs to be deferred and the period of expected benefit are subjective and require the use of management’s best judgments based on information available at that time.

Changes in estimates are reflected in the period in which the circumstances that give rise to the change become known and affect the Company’s revenue, unbilled receivables, contract assets, and deferred revenue.

Quantitative impact of significant changes

On the adoption of IFRS 15, the after-tax impact on retained earnings is as follows:

		Retained Earnings

	Consulting Services $	Construction Services $	Consolidated $

Contracts with multiple goods or services	-	(2.7)	(2.7)
Change orders and claims	(3.0)	(2.1)	(5.1)
Liquidated damages	-	(18.0)	(18.0)
Significant financing component	1.7	0.5	2.2
Deferred contract costs	-	(0.3)	(0.3)

Total impact of change in accounting policy, January 1, 2018	(1.3)	(22.6)	(23.9)

Contracts with multiple goods or services

The Company’s contracts may include multiple goods or services. Previously, the Company may have segmented revenue recognition between the design, preconstruction, and construction phases of its contracts. Under IFRS 15, the Company accounts for goods and services as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer. The majority of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct. In some cases, accounting for multiple goods and services as a single performance obligation impacts the timing and pattern of revenue recognition.

Change orders and claims

The Company previously included change orders and claims against the customer in estimated revenue at completion when it was probable the customer would approve or accept the amount and it could be reliably measured. Under IFRS 15, change orders and claims against the customer are included in estimated revenue at completion when management believes the Company has an enforceable right to the change order or claim, the

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-10	Stantec Inc.

amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, management considers the cause of any additional costs incurred, the contractual or legal basis for additional revenue, and the history of favorable negotiations for similar amounts.

Liquidated damages

The Company previously included liquidated damages in estimated contract costs when it was probable the penalties would be incurred and paid. Under IFRS 15, the Company estimates the amount of revenue it expects to be entitled to in exchange for providing goods or services, including reductions in revenue for penalties such as liquidated damages. When uncertainties exist, estimated revenue is recognized to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. In estimating variable consideration related to liquidated damages, management considers a probability weighting of the range of probable outcomes.

Significant financing component

The Company previously recognized holdbacks on long-term contracts at their discounted present value. Under IFRS 15, holdbacks do not typically result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract. As a result, holdbacks on long-term contracts are no longer discounted.

Deferred contract costs

The Company previously expensed certain contract fulfillment and mobilization costs as incurred. Under IFRS 15, these costs are deferred when they relate directly to the contract or an anticipated contract and when they generate or enhance the Company’s resources that will be used to satisfy performance obligations in the future. Deferred contract costs are typically amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. The deferral of contract costs also impacts the timing and pattern of revenue recognition.

Presentation of contract balances

The Company reclassified certain amounts in the consolidated statements of financial position to comply with IFRS 15. Amounts that will be billed based on contractual milestones or on achievement of performance-based targets that were previously presented as unbilled receivables are now included in contract assets. In addition, contract asset and deferred revenue balances are now presented on a net basis for each contract. This reclassification had no impact on shareholders’ equity as of January 1, 2018.

Impacts on financial statements

The following tables summarize the impacts of adopting IFRS 15 in the Company’s consolidated financial statements as of March 31, 2018, and for the quarter then ended.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-11	Stantec Inc.

Consolidated statement of financial position

	March 31, 2018
	As Reported $	Increase (Decrease) $	Before IFRS 15 $

Current assets
Unbilled receivables	398.6	108.7	507.3
Contract assets	77.0	(77.0)	-
Other assets	7.9	(2.8)	5.1

Non-current assets
Deferred tax assets	29.2	(3.1)	26.1
Other financial assets	188.8	(3.1)	185.7
Other assets	11.5	(2.6)	8.9

Current liabilities
Deferred revenue	179.5	(3.9)	175.6
Other liabilities	14.6	(0.5)	14.1

Non-current liabilities
Deferred tax liabilities	54.2	2.6	56.8

Shareholders’ equity
Retained earnings	937.6	20.7	958.3
Accumulated other comprehensive income	101.0	1.2	102.2

Consolidated statements of income (loss) and comprehensive income (loss)

	For the quarter ended March 31, 2018
	As Reported $	Increase (Decrease) $	Before IFRS 15 $

Net income
Gross revenue	1,281.7	(4.6)	1,277.1
Subconsultant/subcontractor and other direct expenses	405.1	(0.8)	404.3
Net interest expense	5.6	0.1	5.7
Total income taxes	13.6	(0.7)	12.9
Net income for the period	36.8	(3.2)	33.6

Comprehensive income (loss)
Exchange differences on translation of foreign operations	51.6	1.2	52.8
Other comprehensive income for the period, net of tax	52.4	1.2	53.6
Total comprehensive income for the period, net of tax	89.2	(2.0)	87.2

Earnings per share
Basic	0.32	(0.03)	0.29
Diluted	0.32	(0.03)	0.29

b) Financial Instruments

Effective January 1, 2018, the Company has adopted IFRS 9 Financial Instruments (IFRS 9) which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transitional provision of IFRS 9, the Company adopted IFRS 9 on a modified retrospective basis. Comparative figures were not restated and continue to be reported under IAS 39 Financial Instruments: Recognition and Measurement.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-12	Stantec Inc.

IFRS 9 introduces new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. The new standard includes a single expected-loss impairment model and a reformed approach to hedge accounting. The adoption of IFRS 9 did not have a significant effect on the Company’s measurement of financial assets and liabilities. IFRS 9 replaces IAS 39 and significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

Summary of significant accounting policies

Classification and measurement

Financial assets are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL), for which transaction costs are expensed.

Subsequent measurement of financial assets under IFRS 9 is at fair value through profit of loss, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business approach for managing the financial assets; and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company’s objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both.

•	Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost. Items in this category include cash and cash equivalents, cash in escrow, receivables, and other financial assets.

•	FVOCI: Assets held within a business approach both to collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Movements in the carrying amount are reported in other comprehensive income (except impairments) until disposed of; at this time, the realized gains and losses are recognized in finance income. Interest income from these financial assets is included in finance income using the effective interest rate method. Impairment and foreign exchange gains and losses are reported in income.

•	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income (expense). Equity securities held for self-insured liabilities are included in this category.

The Company reclassifies financial assets only when its business approach for managing those assets changes.

Under IFRS 9, derivatives embedded in contracts—when the host is a financial asset within the scope of the standard—are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Impairment under IFRS 9

The adoption of IFRS 9 changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL). The Company has two types of assets subject to the new ECL model:

•	Amounts receivable, including trade and other receivables, unbilled receivables, contract assets, and holdbacks
•	Debt investments carried at FVOCI (bonds that form part of the Company’s investments held in self-insured liabilities)

IFRS 9 requires the Company to record an allowance for ECL either based on a 12-month ECL or on a lifetime ECL. Assets within the scope of IFRS 9 that are considered to have low credit risk have an impairment provision recognized during the period limited to 12-months ECLs. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-13	Stantec Inc.

For trade and other receivables, unbilled receivables, contract assets, and holdbacks the Company applies the simplified approach permitted by IFRS 9, which requires lifetime ECLs to be recognized from initial recognition. The Company established a provision matrix that is based on its historical credit loss experience adjusted for forward-looking factors. This change and the impact on retained earnings is described below.

For listed bonds, management considers them “low credit risk” since they are investment grade credit rating with at least one major rating agency. As a result, the allowance is based on the 12-month expected loss which is the portion of lifetime ECL that results from default events on a financial instrument that are possible within 12 months after the reporting date. The Company considers a financial asset in default when contractual payments are 90 days past due.

Quantitative impact of significant changes

On the adoption of IFRS 9, the impact on equity (after-tax) is as follows:

	Retained Earnings $	Accumulated Other Comprehensive Loss $

Reclassify equity securities from available-for-sale (AFS) to FVPL	0.9	(0.9)
Increase in provision on financial assets and contract assets	(0.4)	-
Transaction costs on long-term debt	(0.4)	-

Total impact of change in accounting policy, January 1, 2018	0.1	(0.9)

Reclassifications of financial assets

On January 1, 2018, the Company assessed the business approach that applies to its financial assets and has classified its financial instruments into the appropriate IFRS 9 categories. Certain investments in equity securities were reclassified from AFS to FVPL ($49.4) at January 1, 2018, since they do not meet the criteria to be classified at FVOCI because their cash flows do not meet the SPPI criterion. Related unrealized gains of $0.9 were transferred from other comprehensive income to retained earnings at January 1, 2018. In the first quarter of 2018, unrealized losses relating to these investments amounted to $2.7 and were recognized in other expense (income).

Provision on financial assets and contract assets

As a result of applying the new ECL model on holdbacks, unbilled receivables, and contract assets, the Company recorded a $0.4 debit to retained earnings (net of tax of $0.1).

Transaction costs on long-term debt

Under IFRS 9, amendments to financial liabilities which are considered modifications may require an immediate income impact at the modification date. The original debt would have to be derecognized and replaced with the present value of the modified debt instrument. In addition, if costs or fees are incurred to change the terms, they would be adjusted to the carrying amount of the modified debt instrument and amortized over the remaining term. On transition to IFRS 9, an adjustment of $0.4 from past modifications on the Company’s revolver facility was made to retained earnings.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-14	Stantec Inc.

Total impact on financial assets

On the date of initial application, financial assets of the Company were as follows, with any reclassifications noted:

Measurement Category

	2017	2018

Current financial assets

Cash and cash equivalents and cash in escrow	FVPL	Amortized cost
Receivables and other current financial assets	Amortized cost	Amortized cost

Non-current financial assets

Investments held for self-insured liabilities (equity securities)	FVOCI	Mandatorily at FVPL
Investments held for self-insured liabilities (bonds)	FVOCI	FVOCI
Holdbacks on long-term contracts	Amortized cost	Amortized cost
Indemnifications	FVPL	FVPL
Other financial assets	Amortized cost	Amortized cost

The reclassifications of financial instruments on adoption of IFRS 9 did not result in any measurement changes.

c) Other Recent Adoptions

The following amendments and interpretations have been adopted by the Company effective January 1, 2018. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), and IAS 28 Investments in Associates and Joint Ventures (IAS 28).

•	In December 2016, the International Financial Reporting Interpretations Committee (IFRIC) issued an interpretation: IFRIC 22. This interpretation clarifies that for non-monetary assets and non-monetary liabilities, the transaction date is the date used to determine the exchange rate on which a company initially recognizes a prepayment or deferred income arising from an advance consideration.

Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time unless specifically mentioned below.

a) Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) to introduce a single lease accounting model. It requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the value of the underlying asset is low. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 Leases (IAS 17). The Company will apply IFRS 16 effective January 1, 2019. The Company intends to select the modified retrospective approach with the cumulative effect of adoption recognized through opening retained earnings on January 1, 2019.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-15	Stantec Inc.

The Company has performed a preliminary assessment and believes that the most significant impact will relate to the accounting for operating leases associated with real estate leases. At this time, a quantitative estimate of the effect of the new standard has not been determined, but the Company anticipates a material impact to the statement of financial position due to the recognition of the present value of unavoidable future lease payments as lease assets and lease liabilities. The Company continues to assess the expected impact of this change on its existing accounting processes and controls.

b) Other future adoptions

•	In June 2017, IFRIC issued IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23). This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is to be applied to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates. This interpretation is effective January 1, 2019, retrospectively, subject to certain exceptions.

•	In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments address concerns about how IFRS 9 classifies prepayable financial assets and clarifies accounting for financial liabilities following a modification. These amendments are effective on or after January 1, 2019, retrospectively, subject to certain exceptions, with earlier application permitted.

•	In October 2017, the IASB issued Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that forms part of a net investment in the associate or joint venture but to which the equity method is not applied. These amendments are effective on or after January 1, 2019, retrospectively, subject to certain exceptions, with earlier application permitted.

•	In December 2017, the IASB issued Annual Improvements (2015-2017 Cycle) to make necessary but non-urgent amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs. These amendments are effective on or after January 1, 2019, with earlier application permitted.

•	In February 2018, the IASB issued amendments to IAS 19 Employee Benefits, which requires entities to use updated actuarial assumptions to determine current service cost and net interest when plan amendments, curtailments, or settlements occur during an annual reporting period. The amendments are effective January 1, 2019, with earlier application permitted.

•	In March 2018, the IASB issued the revised Conceptual Framework for financial reporting that includes revised definitions of an asset and a liability as well as new guidance on measurement and derecognition, presentation, and disclosure. The amendments have an effective date of January 1, 2020, for companies that use the framework to develop accounting policies when no IFRS applies to a transaction.

5. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income (loss). From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-16	Stantec Inc.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2017

During 2017, the Company acquired all the shares and business of RNL Facilities Corporation (RNL) and acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix) and North State Resources, Inc. (NSR).

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. At March 31, 2018, management finalized the fair value assessments of assets and liabilities acquired from Inventrix. There were no significant measurement period adjustments recorded in the period ended March 31, 2018.

Acquisitions in 2018

On March 23, 2018, the Company acquired all the shares and business of ESI Limited (ESI) for cash consideration and notes payable. ESI, based in Shrewsbury, England, has additional offices in Reading, England and Cardiff, Wales. ESI has capabilities in ground water, land, and sustainable development. This addition compliments our UK water presence and enhances the Company’s Environmental Services business operating unit.

On March 30, 2018, the Company acquired certain assets and liabilities of Occam Engineers Inc. (OEI) for cash consideration and notes payable. OEI, based in Albuquerque, New Mexico, has additional offices in Santa Fe, Roswell, Artesia, Las Cruces, Silver City, and Tucumcari in New Mexico and an office in Houston, Texas. OEI provides expertise in civil engineering, public works, transportation, development engineering, planning and feasibility, program management, water resources, and value analysis. This addition enhances the Company’s Water business operating unit, expanding the breadth of its professional services across the southwestern United States.

At March 30, 2018, the preliminary fair value of the net assets recognized in the Company’s financial statements for ESI and OEI were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-17	Stantec Inc.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed in the period	Total $

Cash consideration	11.3
Notes payable	3.6

Consideration	14.9

Assets and liabilities acquired	2.6
Cash acquired
Non-cash working capital	0.8
Property and equipment	0.3
Intangible assets	3.6
Client relationships
Contract backlog	0.6
Deferred income taxes	(0.5)

Total identifiable net assets at fair value	7.4
Goodwill arising on acquisitions	7.5

Consideration	14.9

Receivables assumed from acquired companies are recognized at fair value at the time of acquisition. For 2018, $2.4 of receivables were acquired at the time of acquisition and their fair value approximated their gross value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill relating to acquisitions completed in the first quarter of 2018 added to our Consulting Services – United States and Consulting Services – Global cash generating units (CGUs). For acquisitions completed in 2018, $3.6 of goodwill and intangible assets is deductible for income tax purposes.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. For acquisitions completed in 2018, the Company did not assume any provisions for claims. At the reporting date, provisions for claims outstanding relating to all prior acquisitions were reassessed and determined to be $15.9, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 13).

If the business combinations that occurred in the first quarter of 2018 had taken place at the beginning of 2018, gross revenue from continuing operations for the first quarter of 2018 would have been $1,286.4 and profit from continuing operations would have been $37.0.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

March 31 2018 $

Cash consideration (net of cash acquired)	8.7
Payments on notes payable from previous acquisitions	12.4

Total net cash paid	21.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-18	Stantec Inc.

Total notes payable and adjustments to these obligations are as follows:

March 31 2018 $

Balance, beginning of the period	58.8
Additions for acquisitions in the period	3.6
Other adjustments	(0.4)
Payments	(12.4)
Interest	0.2
Impact of foreign exchange	1.2

Total notes payable	51.0

6. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	March 31 2018 $	March 31 2017 $

Cash	207.0	189.6
Unrestricted investments	2.1	4.4

Cash and deposits	209.1	194.0
Bank indebtedness	(3.2)	-

Cash and cash equivalents	205.9	194.0

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At March 31, 2018, and pursuant to acquisition agreements, $12.7 (US$4.3, NZ$7.6) (March 31, 2017 – $4.1 (US$3.2)) was held in escrow accounts. These escrow funds are in trust for the Traffic Design Group Limited (TDG) acquisition (note 26) and to cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation for indemnifications was recorded on acquisition and is included in notes payable (note 12).

7. Trade and Other Receivables

	March 31 2018 $	December 31 2017 $

Trade receivables, net of ECL of $2.1 in 2018	736.6	746.6
Holdbacks, current	44.2	43.8
Other	18.0	25.7

Trade and other receivables	798.8	816.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-19	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

March 31, 2018	738.7	439.6	148.4	42.8	37.1	70.8

December 31, 2017	748.7	404.1	182.7	55.6	31.8	74.5

Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 17 and changes due to IFRS 9 are included in note 4. December 31, 2017, gross trade receivables in the table above were adjusted to conform with IFRS 9.

8. Goodwill

	March 31 2018 $	December 31 2017 $

Net goodwill, beginning of the period	1,556.6	1,828.1
Current period acquisitions	7.5	16.3
Current period disposals	-	(194.4)
Impact of foreign exchange	35.0	(93.4)

Net goodwill, end of the period	1,599.1	1,556.6

Gross goodwill, end of the period	1,777.1	1,734.6
Accumulated impairment losses, beginning and end of the period	(178.0)	(178.0)

Net goodwill, end of the period	1,599.1	1,556.6

During the second quarter of 2017, the Company completed the sale of the shares of Innovyze, Inc. Innovyze’s goodwill disposed of included $106.3 allocated from Consulting Services – US and $88.1 allocated from Consulting Services – Global.

Goodwill was allocated to each CGU or groups of CGUs as follows:

	March 31 2018 $	December 31 2017 $

Consulting Services
Canada	337.8	337.8
United States	943.7	917.7
Global	194.8	183.2
Construction Services	122.8	117.9

Allocated	1,599.1	1,556.6

At the end of the period, the Company assessed potential indicators of goodwill impairment. Based on this assessment, the Company concluded there were no indicators of impairment that would require the performance of a quantitative interim impairment test. For further information regarding goodwill refer to the Company’s December 31, 2017, annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-20	Stantec Inc.

9. Intangible Assets

(In thousands of Canadian dollars)	For the quarter ended March 31 2018 $	For the year ended December 31 2017 $

Cost, beginning of the period	430.5	590.5
Additions	24.9	5.7
Additions arising on acquisitions	4.2	6.1
Disposals – Innovyze	-	(103.3)
Disposals – other	-	(3.3)
Removal of fully amortized assets	(4.8)	(38.8)
Impact of foreign exchange	10.5	(26.4)

Cost, end of the period	465.3	430.5

Accumulated amortization, beginning of period	168.1	141.0
Amortization	21.6	82.1
Amortization of lease disadvantages	0.3	-
Disposals – Innovyze	-	(8.3)
Disposals – other	-	(2.7)
Remove fully amortized assets	(4.8)	(38.8)
Impact of foreign exchange	4.0	(5.2)

Accumulated amortization, end of the period	189.2	168.1

Net intangible assets, end of the period	276.1	262.4

Additions relate to software licenses obtained through finance lease arrangements that will be paid over the lease term. The non-cash portion of additions is $17.4 and is excluded from the statement of cash flows.

10. Other Financial Assets

	March 31 2018 $	December 31 2017 $

Investments held for self-insured liabilities	142.7	147.1
Holdbacks on long-term contracts	46.7	39.6
Indemnifications	2.6	2.4
Other	6.5	6.3

	198.5	195.4
Less current portion	9.7	9.3

Long-term portion	188.8	186.1

Investments held for self-insured liabilities

Investments held for self-insured liabilities include government and corporate bonds and term deposits that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified at FVPL with unrealized gains (losses) recorded in income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-21	Stantec Inc.

Their fair value and amortized cost are as follows:

	March 31 2018 $		December 31 2017 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	95.8	97.2	97.7	98.6
Equity securities	46.9	48.4	49.4	48.3

Total	142.7	145.6	147.1	146.9

The bonds bear interest at rates ranging from 0.75% to 5.15% per annum (December 31, 2017 – 0.75% to 5.15%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	March 31 2018 $	December 31 2017 $

Within one year	5.8	5.6
After one year but not more than five years	73.6	73.5
More than five years	16.4	18.6

Total	95.8	97.7

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 13). During 2018, there were no changes to provisions and indemnification assets relating to prior acquisitions.

11. Other Assets

	March 31 2018 $	December 31 2017 $

Investment tax credits	9.3	9.2
Transaction costs on long-term debt	4.7	4.9
Deferred contract costs	5.4	-
	19.4	14.1
Less current portion	7.9	4.7

Long-term portion	11.5	9.4

12. Long-Term Debt

	March 31 2018 $	December 31 2017 $

Notes payable	53.0	60.8
Revolving credit facilities	375.5	209.9
Term loan	459.6	458.5
Finance lease obligations	19.9	10.4

	908.0	739.6
Less current portion	193.5	198.2

Long-term portion	714.5	541.4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-22	Stantec Inc.

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at March 31, 2018, was 3.36% (December 31, 2017 – 3.46%). The notes payable may be supported by promissory notes and are due at various times from 2018 to 2021. The aggregate maturity value of the notes at March 31, 2018, was $53.9 (December 31, 2017 – $61.9). At March 31, 2018, $47.7 (US$37.0) (December 31, 2017 – $57.4 (US$45.7)) of the notes’ carrying amount was payable in US funds and $1.9 (£1.1) was payable in GBP.

Revolving credit facilities and term loan

The Company has $1.26 billion in syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800.0 and a senior secured term loan of $460.0 in three tranches. This agreement allows the Company access to an additional $200.0, subject to approval, under the same terms and conditions. The revolving credit facility expires on May 6, 2021, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150.0 each (due May 6, 2018, and May 6, 2019, respectively), and tranche C, originally drawn in US funds of $116.7, has been redenominated to Canadian funds of $160.0 million (due on May 6, 2020).

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 175 for Canadian prime and US base rate loans and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs. The Credit Facilities contain restrictive covenants (note 18).

At March 31, 2018, $193.50 (US$150.0) of the revolving credit facility was payable in US funds and $182.0 was payable in Canadian funds. At December 31, 2017, $106.9 (US$85.0) of the revolving credit facility was payable in US funds and $103.0 was payable in Canadian funds. At March 31, 2018, and December 31, 2017, $460.0 of the term loan was payable in Canadian funds. The average interest rate applicable at March 31, 2018, for the Credit Facilities was 3.14% (December 31, 2017 – 3.2%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At March 31, 2018, the Company had issued and outstanding letters of credit that expire at various dates before April 2019, are payable in various currencies, and total $54.4 (December 31, 2017 – $51.8). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2018, $366.9 (December 31, 2017 – $538.3) was available in the revolving credit facility for future activities.

At March 31, 2018, $7.9 (December 31, 2017 – $4.3) in additional letters of credit were issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before February 2019.

Surety facilities

The Company has surety facilities to accommodate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At March 31, 2018, the Company issued bonds under these surety facilities totaling $3.5 (December 31, 2017 – $0.2) in Canadian funds, $633.4 (US$491.1) (December 31, 2017 – $587.1 (US$467.0)) in US funds, and $1.0 (December 31, 2017 – $1.0) in other foreign currencies. These bonds expire at various dates before February 2023.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-23	Stantec Inc.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At March 31, 2018, finance lease obligations included finance leases bearing interest at rates ranging from 1.4% to 5.25% (December 31, 2017 – 1.4% to 5.25%). These finance leases expire at various dates before October 2021.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

	March 31 2018 $	December 31 2017 $

Within one year	9.6	7.4
After one year but not more than five years	11.0	3.1

Total minimum lease payments	20.6	10.5

Present value of minimum lease payments	19.9	10.4

13. Provisions

	March 31 2018 $	December 31 2017 $

Provision for self-insured liabilities	76.1	72.5
Provisions for claims	16.7	18.9
Onerous contracts	3.9	4.8
End of employment benefit plans	13.1	13.6

	109.8	109.8
Less current portion	25.5	28.1

Long-term portion	84.3	81.7

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured.

During 2017, claims related to pre-acquisition contracts not covered by the Company’s self-insurance have developed. The Company has or will be asserting various affirmative claims of its own related to the same projects.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income (loss) and financial position.

Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s net cash flows.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-24	Stantec Inc.

Provision for self-insured liabilities	For the quarter ended March 31 2018 $	For the year ended December 31 2017 $

Provision, beginning of the period	72.5	69.4
Current-period provisions	5.2	23.9
Payment for claims settlement	(2.9)	(17.5)
Impact of foreign exchange	1.3	(3.3)

Provision, end of the period	76.1	72.5

The current and long-term portions of the provision for self-insured liabilities are determined based on an actuarial estimate. At March 31, 2018, the long-term portion was $69.3 (December 31, 2017 – $65.9).

Provisions for claims	For the quarter ended March 31 2018 $	For the year ended December 31 2017 $

Provisions, beginning of the period	18.9	25.2
Current-period provisions	0.5	2.3
Claims from acquisitions	-	0.2
Claims paid or otherwise settled	(3.2)	(6.8)
Impact of foreign exchange	0.5	(2.0)

Provisions, end of the period	16.7	18.9

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 10).

Onerous contracts	For the quarter ended March 31 2018 $	For the year ended December 31 2017 $

Liability, beginning of the period	4.8	10.8
Current-period provisions	(0.2)	0.7
Costs paid or otherwise settled	(0.8)	(6.4)
Impact of foreign exchange	0.1	(0.3)

Liability, end of the period	3.9	4.8

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024. The Company anticipates a lease exit liability in relation to its corporate office move of approximately $15.0 to be recorded in the fourth quarter of 2018.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-25	Stantec Inc.

14. Other Liabilities

	Note	March 31 2018 $	December 31 2017 $

Deferred gain on sale leaseback		0.3	0.5
Lease inducement benefits		58.4	57.2
Lease disadvantages		2.4	2.7
Deferred share units payable	15	10.6	15.5
Other cash-settled share-based compensation	15	4.6	7.0
Liability for uncertain tax positions		30.4	31.3

		106.7	114.2
Less current portion		14.6	22.2

Long-term portion		92.1	92.0

15. Share Capital

Authorized

Unlimited            Common shares, with no par value

Unlimited            Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 2, 2017, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid, which enables it to purchase up to 2,278,747 common shares during the period November 14, 2017 to November 13, 2018. During the first quarter of 2018, 279,686 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $8.9. Of this amount, $2.1 reduced share capital and $6.8 was charged to retained earnings. No shares were repurchased in the first quarter of 2017.

During the first quarter of 2018, the Company recognized a share-based compensation expense of $1.7 (March 31, 2017 – $2.6) in administrative and marketing expenses in the consolidated statements of income (loss). Of the amount expensed, $1.4 (March 31, 2017– $1.2) related to the amortization of the fair value of options granted and $0.3 (March 31, 2017 – increased by $1.4) related to the cash-settled share-based compensation (deferred share units (DSUs) and performance share units (PSUs)).

The fair value of the amortized portion of the options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2018.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 8, 2017	December 31, 2017	January 11, 2018	0.1250	14.3
February 21, 2018	March 29, 2018	April 12, 2018	0.1375	-

At March 31, 2018, trade and other payables included $15.7 (December 31,2017 – $14.3) related to the dividends declared on February 21, 2018.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-26	Stantec Inc.

Share-based payment transactions

The Company has a long-term incentive program that uses share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 4,220,887 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and May 16, 2022.

	For the quarter ended March 31 2018		For the year ended December 31 2017
	Shares #	Weighted Average Exercise Price per Share $	Shares #	Weighted Average Exercise Price per Share $

Share options, beginning of the period	4,426,237	29.84	3,655,020	28.33
Granted	-	-	1,229,689	31.75
Exercised	(194,016)	19.27	(376,160)	21.09
Forfeited	(11,334)	32.00	(82,312)	31.57

Share options, end of the period	4,220,887	30.32	4,426,237	29.84

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

At March 31, 2018, 2,388,751 (March 31, 2017 – 2,266,307) share options were exercisable at a weighted average price of $28.94 (March 31, 2017 – $26.12). At March 31, 2018, 2,392,686 share options were anti-dilutive. At March 31, 2017, 3,528,962 share options with a dilutive effect of 537,463 were excluded from the weighted average number of shares outstanding calculation because their effect would have been antidilutive.

b) Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. For PSUs issued in 2017 onward, the cash payment is based on the weighted-by-volume average of the closing market price of the Company’s common shares for the last five trading days preceding the anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 193,385 PSUs were paid at a value of $3.2 and 2,088 PSUs were issued (March 31, 2017 – 1,481). No PSUs were forfeited (March 31, 2017 – nil). At March 31, 2018, 494,953 PSUs were outstanding at a fair value of $10.2 (December 31, 2017 – 685,233 PSUs were outstanding at a fair value of $14.3).

c) Deferred share units

The directors of the board receive DSUs and, on an annual basis, elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-27	Stantec Inc.

the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 11,564 DSUs (March 31, 2017 – 10,137) were issued and 124,338 DSUs were paid at a value of $4.4 (March 31, 2017 – nil). At March 31, 2018, 326,195 DSUs were outstanding at a fair value of $10.6 (December 31, 2017 – 438,969 DSUs were outstanding at a fair value of $15.5).

16. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2018, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the quarter ended March 31, 2018, no transfers were made between levels 1 and 2 of the fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at March 31, 2018:

	Note	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	10	142.7	-	142.7	-

Investments held for self-insured liabilities consist of government and corporate bonds, and equity securities. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at March 31, 2018:

	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	12	52.9	-	52.9	-

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-28	Stantec Inc.

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

17. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, unbilled receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications. In addition, contract assets are subject to credit risk.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which, at March 31, 2018, was $1,688.2 (December 31, 2017 – $1,667.4).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equity securities, and term deposits. The Company believes the risk associated with corporate bonds, equity securities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at March 31, 2018, was 55 days (December 31, 2017 – 55 days).

The Company applies the simplified approach to trade and other receivables, unbilled receivables, contract assets, and holdbacks and recognizes a loss allowance provision based on lifetime ECLs. The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward looking factors, where appropriate.

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

Expected loss rate		0.10%	0.14%	0.32%	0.63%	1.10%
Gross carrying amount	1,330.0	1,031.0	148.4	42.8	37.0	70.8

Loss allowance provision, end of the period	2.6	1.1	0.2	0.1	0.3	0.9

During the quarter, no trade receivables were written off and the Company had no recoveries from the collection of cash flows previously written off.

Bonds carried at FVOCI are considered to be low risk, therefore, the impairment provision is determined to be the 12-month ECL. To the extent that the credit risk for any instruments significantly increases since initial acquisition, the impairment provision is determined using the lifetime ECL.

Substantially all bonds held by the Company are investment grade and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

At March 31, 2018, the ECL on trade and other receivables was $2.0 and $0.6 related to unbilled receivables, contract assets, and holdbacks.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-29	Stantec Inc.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800.0 revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at March 31, 2018, was $366.9 (December 31, 2017 – $538.3). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 as defined in note 18.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

March 31, 2018
Trade and other payables	613.7	613.7	-	-
Long-term debt	909.6	194.3	714.3	1.0
Other financial liabilities	13.9	3.9	8.4	1.6

Total contractual obligations	1,537.2	811.9	722.7	2.6

December 31, 2017
Trade and other payables	704.6	704.6	-	-
Long-term debt	740.8	198.4	541.4	1.0
Other financial liabilities	10.9	1.8	7.5	1.6

Total contractual obligations	1,456.3	904.8	548.9	2.6

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and the term loan outstanding in future periods. Further information on long-term debt is included in note 12.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at March 31, 2018, was 0.5% higher, with all other variables held constant, net income would have decreased by $0.8. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities.

If exchange rates were 1.0% lower at March 31, 2018, with all other variables held constant, net income would have increased by less than $0.1. If they were 1.0% higher, an equal and opposite impact on net income would have occurred.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-30	Stantec Inc.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified.

A 1.0% increase in equity prices at March 31, 2018, would have increased the Company’s income by $0.3. A 1.0% decrease would have had an equal and opposite impact on income.

18. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining a net debt to EBITDA ratio below 2.5. This target is established annually and monitored quarterly, and is the same as in 2017.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at March 31, 2018, was 1.62 (December 31, 2017 – 1.16), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the three months ended March 31, 2018.

19. Income Taxes

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act (the Tax Act). In response to the US tax reform, at December 31, 2017, the Company recorded a $31.2 one-time transition tax on deemed mandatory repatriation of earnings and realized a recovery of $12.6 on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21%.

During the first quarter of 2018, the Company has been monitoring its previously recorded provisions calculated under the Tax Act against actual and potential guidance and interpretation issued by the U.S. Internal Revenue Service and state taxing authorities. No significant changes were made to these calculations in the period ended March 31, 2018. The Company expects to account for any changes in estimates for its previously recorded Tax Act provisions on a prospective basis.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-31	Stantec Inc.

While the Company is subject to the 21% federal tax rate, effective January 1, 2018, the Company also continues to assess other areas of the Tax Act for significant impacts on its estimated average annual effective tax rate and accounting policies – such as the base erosion anti-abuse tax (BEAT), limitations on interest expense deductions and tax on global intangible low taxed income (GILTI). At March 31, 2018, the Company has incorporated the relevant Tax Act items that became effective on January 1, 2018, into its quarterly provision calculation.

During the quarter ended March 31, 2017, the Company announced its intent to sell its software business, Innovyze, Inc. along with its subsidiaries Innovyze Pty Limited and Innovyze Limited (collectively, Innovyze). Therefore, the major classes of assets and liabilities related to Innovyze were classified as held for sale. Because of the pending sale, the reversal of temporary differences relating to the investment in Innovyze was considered probable at March 31, 2017, and a deferred tax expense of $90.4 was recognized in the consolidated statements of (loss) income. The sale of Innovyze was completed on May 5, 2017.

20. Revenue

Nature of goods and services

Consulting Services

The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units within Consulting Services: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Consulting Services revenue is derived principally under fee-for-service agreements with clients.

Construction Services

The Company provides construction and construction management services, mainly on water-related projects to clients primarily in the United States and United Kingdom. In the United States, the Company offers start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services. In the United Kingdom, the Company participates primarily in design-build water and wastewater projects through joint venture and alliance agreements. The main contract types in Construction Services fall generally into four functional areas:

•	Construction and construction management
•	Design-build and progressive design-build
•	Construction management in support of design completed by Consulting Services
•	Hard-bid construction with self-performance

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-32	Stantec Inc.

Disaggregation of revenue

In the following table, gross revenue from contracts with customers is disaggregated by regional geographic areas and reconciled to the Company’s gross revenue by reportable segment. Additional disaggregation by services is included in note 25.

	For the quarter ended March 31
	2018 $	2017 $

Consulting Services reportable segments
Canada	302.8	281.0
United States	569.6	586.1
Global	148.9	137.1

Total Consulting Services	1,021.3	1,004.2

Construction Services
United States	167.3	178.8
United Kingdom	93.1	93.3

Total Construction Services reportable segments	260.4	272.1

Total gross revenue from external customers	1,281.7	1,276.3

Fluctuations in performance will occur from quarter to quarter. The first and fourth quarters generally have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

21. Employee Costs

		For the quarter ended March 31
	Note	2018 $	2017 $

Wages, salaries, and benefits		631.3	625.3
Pension costs		19.6	19.5
Share-based compensation	15	1.7	2.6

Total employee costs		652.6	647.4

Direct labor		419.1	401.8
Indirect labor		233.5	245.6

Total employee costs		652.6	647.4

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income (loss). Included in pension costs is $18.9 (March 31, 2017 – $18.9) related to defined contribution plans.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-33	Stantec Inc.

22. Other Expense (Income)

	For the quarter ended March 31
	2018 $	2017 $
Unrealized loss (gain) on equity securities	2.7	(0.1)
Net realized (gain) on equity securities	(0.5)	-
Other	-	(0.6)

Total other expense (income)	2.2	(0.7)

Effective January 1, 2018, on the adoption of IFRS 9 (note 4), the Company started recording unrealized losses (gains) on equity securities held for self insued liabilities through income. Prior to January 1, 2018, these unrealized losses (gains) were recorded through other comprehensive income (loss).

23. Cash Flow Information

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended March 31
	2018 $	2017 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income (loss) for the period	36.8	(58.0)
Add (deduct) items not affecting cash:
Depreciation of property and equipment	12.7	13.9
Amortization of intangible assets	21.6	23.5
Deferred income taxes	(0.3)	93.2
Gain on sale of property and equipment	-	(0.1)
Realized gain on equity securities	(0.5)	(0.1)
Unrealized loss on equity securities	2.7	-
Share-based compensation	1.7	2.6
Provision for self-insured liabilities and claims	5.7	5.1
Share of income from joint ventures and associates	(0.3)	(0.7)
Other non-cash items	(0.7)	(2.1)

	79.4	77.3

Trade and other receivables	4.4	(2.6)
Unbilled receivables	(87.5)	(27.0)
Contract assets	(7.8)	-
Prepaid expenses	1.1	4.0
Income taxes recoverable	0.3	4.9
Trade and other payables	(98.1)	(110.8)
Deferred revenue	(14.7)	26.8

	(202.3)	(104.7)

Cash flows used in operating activities	(122.9)	(27.4)

Included in trade payables is a $4.8 accrual related to leasehold improvements on the Company’s corporate office. Leasehold improvements include construction work in progress of $15.7 on which depreciation has not been started.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-34	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2018, is as follows:

		Statement of Cash Flows		Non-cash Changes
	January 1 2018 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	March 31 2018 $

Revolving credit facilities	209.9	162.2	-	3.4	-	375.5
Term loan	458.5	-	-	-	1.1	459.6
Finance lease obligations	10.4	-	(13.2)	0.8	21.9	19.9
Dividends to shareholders	14.3	-	(14.3)	-	15.7	15.7

Total liabilities from financing activities	693.1	162.2	(27.5)	4.2	38.7	870.7

24. Related-Party Disclosures

At March 31, 2018, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2017, annual consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business and for the quarter ended March 31, 2018, were not materially different from those disclosed in the Company’s December 31, 2017, annual consolidated financial statements, except for the addition of M2 (Water) LLP JV.

25. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Comparative figures in the table below were reclassified due to a realignment between the Consulting Services – United States and Consulting Services – Global reportable segments.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-35	Stantec Inc.

Reportable segments

	For the quarter ended March 31, 2018

	Consulting Services					Adjustments
	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	311.2	575.5	169.2	264.7	1,320.6	(38.9)	1,281.7
Less inter-segment revenue	8.4	5.9	20.3	4.3	38.9	(38.9)	-

Gross revenue from external customers	302.8	569.6	148.9	260.4	1,281.7	-	1,281.7
Less subconsultants and other direct expenses	43.9	130.2	38.4	192.6	405.1	-	405.1

Total net revenue	258.9	439.4	110.5	67.8	876.6	-	876.6

Gross margin	134.9	244.3	61.3	17.0	457.5	-	457.5

	For the quarter ended March 31, 2017

	Consulting Services					Adjustments
	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	289.5	591.1	154.9	277.3	1,312.8	(36.5)	1,276.3
Less inter-segment revenue	8.5	5.0	17.8	5.2	36.5	(36.5)	-

Gross revenue from external customers	281.0	586.1	137.1	272.1	1,276.3	-	1,276.3
Less subconsultants and other direct expenses	32.5	132.3	34.6	206.1	405.5	-	405.5

Total net revenue	248.5	453.8	102.5	66.0	870.8	-	870.8

Gross margin	133.0	254.2	59.4	22.4	469.0	-	469.0

Geographic information: Non-current assets	March 31 2018 $	December 31 2017 $

Canada	468.1	452.4
United States	1,364.4	1,311.2
United Kingdom	131.0	119.3
Other countries	141.9	148.7

Total non-current assets	2,105.4	2,031.6

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-36	Stantec Inc.

Geographic information: Gross revenue	For the quarter ended March 31
	2018 $	2017 $

Canada	302.8	281.0
United States	736.9	764.8
United Kingdom	129.8	124.3
Other countries	112.2	106.2

Total gross revenue from external customers	1,281.7	1,276.3

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the quarter ended March 31
	2018 $	2017 $

Consulting Services
Buildings	235.8	230.6
Energy & Resources	132.9	114.5
Environmental Services	156.6	159.7
Infrastructure	271.4	263.1
Water	224.6	236.3
Construction Services	260.4	272.1

Total gross revenue from external customers	1,281.7	1,276.3

The allocation of gross revenue to business operating units has been reclassified for comparative figures due to a realignment of certain services between business operating units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

26. Events after the Reporting Period

Traffic Design Group Limited (TDG)

On April 1, 2018, the Company acquired all the shares and business of TDG for cash consideration and notes payable. TDG is a transportation planning and traffic engineering design firm in New Zealand. It is headquartered in Wellington, with additional offices in Auckland, Tauranga, Hamilton, Napier, Whanganui, Nelson, and Christchurch. TDG also has an office in Sydney, Australia. This addition will enhance the Company’s Infrastructure business operating unit.

Dividend

On May 9, 2018, the Company declared a dividend of $0.1375 per share, payable on July 12, 2018, to shareholders of record on June 29, 2018.

27. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current quarter.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2018	F-37	Stantec Inc.

SHAREHOLDER INFORMATION Head Office 200, 10160 – 112 Street Edmonton, Alberta T5K 2L6 Canada Ph: (780) 917-7000 Fx: (780) 917-7330 ir@stantec.com Transfer Agent Computershare Calgary, Alberta Auditor Ernst & Young LLP Chartered Professional Accountants Edmonton, Alberta Principal Bank Canadian Imperial Bank of Commerce Securities Exchange Listing Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.